                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                              Bell Industries, Inc.
 ------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
 ------------------------------------------------------------------------------
                                 (CUSIP number)

                                 MARK E. SCHWARZ
                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         200 Crescent Court, Suite 1400
                               Dallas, Texas 75201
                                 (214) 661-7474
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 31, 2007
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 68 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 2 of 68 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 3 of 68 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Newcastle Capital Group, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 4 of 68 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 5 of 68 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,315,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,315,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,315,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof,  (b) 565,100 shares owned directly by
      Newcastle Partners, L.P., and (c) 40,000 shares underlying options held by
      Mr. Schwarz that are exercisable within 60 days from the date hereof.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 6 of 68 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Clinton J. Coleman
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 7 of 68 Pages
----------------------                                    ----------------------

                                  SCHEDULE 13D

      The following  constitutes  Amendment  No. 2 ("Amendment  No. 2") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  2 amends  the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended in its entirety to read as follows:

      ITEM 2.     IDENTITY AND BACKGROUND

            Items  2(a),  2(b) and 2(c).  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Group,  L.L.C., a Texas limited  liability  company ("NCG"),  Newcastle  Capital
Management,  L.P.,  a Texas  limited  partnership  ("NCM"),  Mark E. Schwarz and
Clinton J. Coleman  (together with Mr.  Schwarz,  NP, NCG and NCM,  collectively referred to as the "Reporting Persons").  Each of NCM, as the general partner of
NP, NCG, as the general  partner of NCM,  and Mark E.  Schwarz,  as the managing member of NCG, may be deemed,  pursuant to Rule 13d-3 of the Securities Exchange
Act of 1934, as amended (the "Act"),  to be the beneficial  owners of all shares of Common  Stock  held by NP.  The  Reporting  Persons  are  filing  this  Joint
Statement,  as they may be considered a "group"  under  Section  13(d)(3) of the
Act.  However,  neither the fact of this filing nor  anything  contained  herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

            As stated  above,  Mark E.  Schwarz is the  managing  member of NCG.
Clinton J. Coleman is a Vice President of NCM. The principal  business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the  general  partner  of NP.  The  principal  business  of NP is  investing  in securities. The principal place of business for each of the Reporting Persons is
200 Crescent Court, Suite 1400, Dallas, Texas 75201.

            Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar misdemeanors).

            Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding,  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f).  Mark E.  Schwarz and Clinton J.  Coleman are citizens of the United States of America.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 8 of 68 Pages
----------------------                                    ----------------------

      Item 3 is hereby amended in its entirety to read as follows:

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS

         As of February 2, 2007,  NP had invested (a)  $1,111,465  (inclusive of brokerage  commissions)  in  shares  of  Common  Stock,  and  (2) an  additional
$10,000,000 in the Convertible Note (as defined and described in Item 6 hereof), which is  convertible  into shares of Common Stock.  The source of the foregoing funds was the  working  capital of NP.  Neither  NCG nor NCM  directly  owns any shares of Common Stock.

        Mark E. Schwarz  directly owns options  exercisable  within 60 days from the date hereof into 40,000 shares of Common  Stock,  which options were granted to him as consideration for his service as a director of the Issuer.

        Clinton J. Coleman  does not  currently  beneficially  own any shares of
Common Stock.

        The first two  paragraphs of Item 4 are hereby amended in their entirety to read as follows:

      ITEM 4.     PURPOSE OF THE TRANSACTION

      NP  purchased  the shares of Common  Stock  based on the  belief  that the shares of Common Stock,  when  purchased,  were  undervalued  and represented an attractive investment opportunity. In addition, NP's purchase of the Convertible
Note was  consummated  in order to extend  financing to the Issuer in connection with a strategic acquisition  undertaken by the Issuer which closed concurrently with the purchase of the  Convertible  Note.  Mark E. Schwarz is a member of the board of  directors  of the Issuer (the "Board of  Directors")  and has received stock options as compensation.  Depending upon overall market conditions,  other investment  opportunities,  and the  availability  of shares of Common  Stock at desirable  prices,  NP may  endeavor  to  increase  its  position  in the Issuer through,  among other  things,  the  purchase of shares of Common  Stock in open market or private transactions, on such terms and at such times as the Reporting
Persons deem advisable.

      The  Reporting   Persons  may,  from  time  to  time,   evaluate   various
alternatives  that they might consider in order to influence the  performance of the Issuer and the  activities of the Board of  Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board of Directors,  communicating with other  shareholders,  seeking additional representation on the Board of Directors, offering to acquire the Issuer, making proposals to the Issuer  concerning  the  capitalization  and  operations of the
Issuer,  purchasing  additional shares of Common Stock or selling some or all of their shares of Common Stock or to change  their  intention  with respect to any and all matters referred to in this Item 4.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 9 of 68 Pages
----------------------                                    ----------------------

      Items 5(a) (b) and (c) are hereby  amended  in their  entirety  to read as follows:

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a). As of February 2, 2007, NP beneficially  owned 2,275,152 shares of Common Stock  (consisting of (i) 565,100 shares of Common Stock held directly by  NP,  and  (ii)  1,710,052  shares  issuable  to NP  upon  conversion  of the
Convertible Note within 60 days from the date hereof), representing 22.1% of the
Issuer's  outstanding  shares of Common  Stock.  The  percentage  ownership  was calculated  by dividing (i) the  2,275,152  shares of Common Stock  beneficially owned by NP by (ii) the sum of (A) 8,593,224 shares of Common Stock  outstanding as  disclosed  by the Issuer  pursuant to the parties'  Purchase  Agreement  (as defined and described in Item 6 hereof) and (B) 1,710,052  shares issuable to NP upon conversion of the Convertible Note within 60 days from the date hereof.

      Pursuant to the rules and regulations of the American Stock Exchange,  the
Issuer is expected to be required to obtain the approval  from its  shareholders before it can issue  upon  conversion  of the  Convertible  Note such  number of shares of Common Stock equal to more than 19.9% of the outstanding  shares. Upon obtaining such approval from the Issuer's  shareholders,  the  Convertible  Note shall be convertible into at least an additional  914,620 shares of Common Stock
(such number of shares  representing the difference  between the total number of shares issuable in respect of the initial $10,000,000 principal amount under the
Convertible Note at the Conversion Price (as defined in Item 6 hereof), less the
1,710,052  shares which  represent 19.9% of the Issuer's  currently  outstanding shares Common Stock).  At such time when the Convertible Note may be convertible into the additional  914,620 shares of Common Stock, the Reporting Persons shall be deemed to beneficially  own an aggregate of 3,189,771  shares of Common Stock or 28.4% of the Issuer's  outstanding  shares of Common Stock,  which percentage was  calculated on the basis  described in the second  sentence of the preceding paragraph  (substituting in clause (B) an aggregate of 2,624,272 shares issuable upon full conversion of the Convertible Note).

      In addition,  since the Convertible Note accretes 8% interest  (subject to upward  adjustment  in certain  circumstances,  as further  described  in Item 6 hereof) as principal as of each interest  quarterly payment date beginning March
31, 2007,  the number of shares into which the  Convertible  Note is convertible will increase,  and accordingly,  the shares beneficially owned by NP in respect of the Convertible  Note will increase over time to the extent the  shareholders have voted in favor of any required  approval for the issuance of such number of shares of Common Stock equal to more than 19.9% of the outstanding shares.

      As of February 2, 2007,  each of NCM (as the general  partner of NP),  NCG
(as the general  partner of NCM),  and Mark E.  Schwarz (as  managing  member of
NCG), may be deemed to beneficially own the shares of Common Stock  beneficially owned by NP. In addition,  Mr. Schwarz  directly owns options to purchase 40,000 shares of Common Stock that are exercisable within 60 days from the date hereof, which,  together  with the  shares  of  Common  Stock  beneficially  held by NP, represents  approximately  22.4% of the  Issuer's  outstanding  shares of Common
Stock.  To the extent  the  additional  914,620  shares of Common  Stock  become issuable to NP as a result of obtaining any required shareholder approval for

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 10 of 68 Pages
----------------------                                    ----------------------

the conversion of the Convertible Note into shares of Common Stock equal to more
than  19.9%  of  the  outstanding   shares,  Mr.  Schwarz  shall  be  deemed  to
beneficially own 28.7% of the shares of Common Stock outstanding.

      Currently,  Clinton J.  Coleman  does not  beneficially  own any shares of
Common Stock.

      Item 5(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and  dispose of the  shares of Common  Stock  owned by NP reported in this Statement.

      The filing of this  Statement  shall not be construed as an admission that either Mr.  Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g)
of the Act, the beneficial  owner of any of the 2,275,152 shares of Common Stock owned by NP.  Pursuant to Rule 13d-4 of the Act,  Mr.  Schwarz  and Mr.  Coleman
disclaim all such beneficial ownership,  except to the extent of their pecuniary interests therein.

      Item 5(c). The  transactions  in the Issuer's  securities  during the last sixty days are as follows:

                            Newcastle Partners, L.P.

Transaction Date      Buy/sell*     Quantity (Shares)*       Price Per Share ($)*
----------------      ---------     ------------------       --------------------

12/06/06               Buy                   4,900                   $3.28
12/07/06               Buy                   8,900                   $3.29
12/08/06               Buy                  19,000                   $3.33
12/11/06               Buy                   1,600                   $3.34
12/12/06               Buy                   3,700                   $3.33
12/28/06               Buy                   2,500                   $3.61
01/18/07               Buy                   2,600                   $3.64

   *  All  transactions  were effected by Newcastle  Partners,  L.P. in the open market.  These transactions do not include the purchase of the Convertible
      Note.

         Item 6 is hereby amended in its entirety to read as follows:

      ITEM 6.     CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

      On January 31, 2007, NP purchased a convertible  subordinated  pay-in-kind promissory note (the "Convertible  Note") in the principal amount of $10,000,000 from the Issuer in a private  placement  pursuant to a purchase  agreement dated
January  31,  2007  between the Issuer and NP (the  "Purchase  Agreement").  The outstanding  principal  balance  and/or  accrued  but  unpaid  interest  on  the
Convertible Note is convertible at any time by NP into shares of Common Stock at

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 11 of 68 Pages
----------------------                                    ----------------------

a  conversion  price (the  "Conversion  Price")  of $3.81 per share,  subject to adjustment.  The Convertible Note accrues  interest at 8% per annum,  subject to adjustment in certain circumstances, which interest accretes as principal on the
Convertible Note as of each quarterly  interest payment date beginning March 31,
2007. The Convertible Note matures on January 31, 2017. The Issuer has the right to  prepay  the  Convertible  Note at an  amount  equal  to 105% of  outstanding principal  following the third  anniversary  of the issuance of the  Convertible
Note so long as a weighted  average market price of the Issuer's Common Stock is greater  than 150% of the  Conversion  Price.  The  Issuer  also has the  option
(subject to the consent of the Issuer's  senior  lenders) to pay interest on the outstanding  principal  balance  of the  Convertible  Note in  cash at a  higher interest rate following the first anniversary of the issuance of the Convertible
Note if the weighted average market price is greater than 200% of the Conversion
Price. The Issuer, NP and the Issuer's senior lender have agreed that the Issuer can grant a second  priority lien on the Issuer's real and personal  property to
NP to secure the Issuer's  obligations  under the Convertible Note. In the event that NP's security  interest is not made effective  within a specified period of time, the interest rate on the Convertible  Note is subject to an increase.  The
Issuer's  obligation to issue shares of Common Stock under the Convertible  Note representing an amount greater than 19.9% of its issued and  outstanding  shares of Common Stock is subject to any required  approval of  shareholders  under the rules of the  American  Stock  Exchange.  In the event that the  approval is not received at the Issuer's 2007 annual meeting of shareholders,  the interest rate on a portion of the Convertible  Note is subject to an increase.  The Issuer has agreed under the Purchase  Agreement (as described  below) to seek such approval at the 2007 annual  meeting of  shareholders.  The foregoing is a description of certain  material terms of the Convertible Note and is qualified in its entirety by  reference  to the  actual  terms  of the  Convertible  Note.  A copy  of the
Convertible  Note is filed herewith as Exhibit 2 and is  incorporated  herein by reference.

      Under the  Purchase  Agreement,  in  connection  with the  purchase of the
Convertible  Note, the Issuer  granted NP certain  governance and related rights subject to NP beneficially owning at least 5% of the Issuer's outstanding shares of Common Stock. These rights include, but are not limited to, the following:

   o  The right to  designate  two (2)  individuals  as  members of the Board of
      Directors (the Board of Directors is obligated to promptly take all action necessary to cause the Board of Directors to consist of six (6)  directors and any increase in the size of the Board of Directors must be approved by
      NP);

   o  Representation  by NP  designees  on  all  standing  committees  on  which representation is permitted under applicable SEC or exchange rules;

   o  Exemption from the advance notice  requirements  for director  nominations and shareholder proposals contained in the Issuer's Bylaws;

   o  Pre-emptive rights to acquire  additional  securities of the Issuer in the event of any proposed issuance of securities.

      In addition,  the Issuer has agreed to exempt future NP transactions  from interested  shareholder  voting  requirements  under the  Issuer's  articles  of

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 12 of 68 Pages
----------------------                                    ----------------------

incorporation and from any shareholder rights plan or similar defense mechanisms that may be adopted by the Issuer in the future. The Purchase Agreement contains customary  representations  and  warranties and  indemnities in NP's favor.  The foregoing is a description of certain  material terms of the Purchase  Agreement and is  qualified  in its  entirety  by  reference  to the  actual  terms of the
Purchase  Agreement.  A copy of the  Purchase  Agreement  is filed  herewith  as
Exhibit 3 and is incorporated herein by reference.

      Pursuant to NP's rights  under the  Purchase  Agreement,  NP informed  the
Issuer that Mr. Coleman is being designated as its  representative  on the Board of Directors,  in addition to Mr.  Schwarz who currently  serves on the Board of
Directors,  and  accordingly Mr. Coleman was appointed to the Board of Directors following the closing of the purchase of the Convertible Note.

      In connection with the purchase of the Convertible Note, the Issuer and NP also  entered  into a  registration  rights  agreement  pursuant to which NP was granted demand and piggyback  registration rights in respect of shares of Common
Stock issued or issuable under the Convertible  Note. A copy of the Registration
Rights  Agreement is filed herewith as Exhibit 4 and is  incorporated  herein by reference.

         Item 7 is hereby amended in its entirety to read as follows:

      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Joint  Filing  Agreement  dated June 25, 2003 among NP, NCG, NCM and
            Mark E. Schwarz (previously filed).

Exhibit 2   Convertible  Promissory  Note dated  January 31, 2007 issued by Bell
            Industries, Inc.

Exhibit 3   Purchase  Agreement dated January 27, 2007 between Bell  Industries,
            Inc. and Newcastle Partners, L.P.

Exhibit 4   Registration  Rights  Agreement  dated January 27, 2007 between Bell
            Industries, Inc. and Newcastle Partners, L.P.

Exhibit 5   Joint Filing  Agreement  dated  February 5, 2007 among NP, NCG, NCM,
            Mark E. Schwarz and Clinton J. Coleman.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 13 of 68 Pages
----------------------                                    ----------------------

                                   SIGNATURES

      After due inquiry and to the best of his knowledge and belief, each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2007
                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                          Clinton J. Coleman

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 14 of 68 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

   Exhibit                                                   Page
   -------                                                   ----

1     Joint Filing Agreement dated January 25, 2003          Previously filed
      among NP, NCG, NCM and Mark E. Schwarz.

2     Convertible Promissory Note dated January 31, 2007     15 - 31
      issued by Bell Industries, Inc.

3     Purchase Agreement dated January 27, 2007 between      32 - 50
      Bell Industries, Inc. and Newcastle Partners, L.P.

4     Registration Rights Agreement dated January 27,        51 - 67
      2007 between Bell Industries, Inc. and Newcastle
      Partners, L.P.

5     Joint Filing Agreement dated February 5, 2007          68
      among NP, NCG, NCM, Mark E. Schwarz and Clinton J.
      Coleman

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CUSIP No. 078 107 109                   13D                  Page 15 of 68 Pages
----------------------                                    ----------------------

                                                                       Exhibit 2

THIS NOTE AND THE SECURITIES UNDERLYING THIS NOTE HAVE NOT BEEN REGISTERED UNDER
THE  SECURITIES  ACT OF  1933,  AS  AMENDED  (THE  "ACT"),  OR  QUALIFIED  UNDER
APPLICABLE  STATE  SECURITIES  LAWS. THE SECURITIES MAY NOT BE SOLD OR OTHERWISE
TRANSFERRED  IN THE  ABSENCE OF SUCH  REGISTRATION  AND  QUALIFICATION  WITHOUT,
EXCEPT AS  OTHERWISE  AGREED BY BELL  INDUSTRIES,  INC.,  AN  OPINION OF COUNSEL
REASONABLY  SATISFACTORY TO BELL  INDUSTRIES,  INC. THAT SUCH  REGISTRATION  AND
QUALIFICATION ARE NOT REQUIRED.

THIS NOTE AND THE  INDEBTEDNESS  EVIDENCED  HEREBY IS SUBORDINATED IN THE MANNER
AND TO THE EXTENT  SET FORTH IN SECTION  8(b) BELOW AND THE HOLDER OF THIS NOTE,
BY ACCEPTANCE  HEREOF,  SHALL BE BOUND BY THE PROVISIONS OF SECTION 8(b) OF THIS
CONVERTIBLE PROMISSORY NOTE.

                           CONVERTIBLE PROMISSORY NOTE

$10,000,000                                                     January 31, 2007

FOR VALUE  RECEIVED,  the  undersigned,  BELL  INDUSTRIES,  INC.,  a  California corporation  (the  "Maker"),  hereby  promises to pay to the order of  Newcastle
Partners,  L.P. a Texas limited  partnership,  or its assigns (the "Payee"),  at such place as the Payee may  designate  in  writing,  the  principal  sum of Ten
Million  ($10,000,000),  or such  other  amount as shall  equal the  outstanding principal  amount hereof,  under the terms set forth herein.  Capitalized  terms used but not defined  herein shall have the  respective  meanings  given to such terms in the  Purchase  Agreement,  dated as of the date hereof  (the  "Purchase
Agreement"), between the Maker and the Payee.

1. Interest.  Except as otherwise  provided herein, the unpaid principal balance hereof from time to time outstanding shall bear interest from the date hereof at the rate of eight percent (8%) per annum,  subject to adjustment as provided for in Section 6. Interest shall accrue on the outstanding  unpaid  principal amount
(as  increased  pursuant to Section 2(a) below) until such  principal  amount is paid (or  converted as provided  herein) from the date hereof.  Interest on this
Note shall be computed on the basis of a 365-day year.

2.  Payment of Interest  and  Principal.  Except as  otherwise  provided  herein
(including,  without  limitation,  Sections 5 and 6 hereof),  and subject to any default hereunder,  the principal and interest hereof is payable as follows:

(a) Interest shall be paid in kind and shall accrete as additional  principal on this Note on the applicable  interest  payment date;  provided  that,  following
January 31, 2008, if both (i) Maker's senior lenders  (including  Agent,  in the event that the Senior Credit Agreement  remains in effect) consent in writing to the payment of cash  interest  and (ii) the Current  Market Price at the date of

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 16 of 68 Pages
----------------------                                    ----------------------

election  (which shall be on or following  January 31, 2008) is at least 200% of the Conversion Price, interest on the then outstanding principal balance of this
Note may be paid in cash at the election of Maker;  provided  further  that,  if such  election to pay cash  interest  is made,  the  interest  rate set forth in
Section 1 hereof shall be increased to the lesser of (a) sixteen  percent  (16%)
or (b) the highest  lawful  interest  rate  permitted  by  applicable  law;  and provided further that any accrued interest as of the date of such election shall accrete as additional  principal on this Note as of such election date. Interest shall be payable in arrears on December 31,  March 31, June 30 and  September 30 of each year, beginning March 31, 2007. All references herein to the "principal"
of this Note shall include all interest accreted thereon as additional principal pursuant to the foregoing sentence.

(b) The  entire  outstanding  principal  amount  of the Note  together  with all accrued  but  unpaid  interest  shall be due in cash on  January  31,  2017 (the
"Maturity Date").

(c) On and  following  January 31,  2010,  so long as the Current  Market  Price
(determined  on the date of  prepayment)  is greater than 150% of the Conversion
Price and the Shareholder Approval shall have been received, the Maker will have right  of  early  prepayment  of this  Note at an  amount  equal  to 105% of the aggregate outstanding principal on this Note. For the purposes of this Note, the
"Current Market Price" on any date means the average of the daily Closing Prices per share of Common  Stock  for all  Trading  Days  included  in 90  consecutive calendar days preceding the date in question. For purposes of the foregoing, (i)
the  "Closing  Price"  shall be the last  reported  sales  price  or, if no such reported sale takes place on any  particular  date,  the average of the reported closing bid and asked prices on the  principal  exchange (or on NASDAQ) on which the Common Stock is listed (or if the Common Stock is not so listed, the average of the closing bid and asked prices furnished by any two members of the National
Association of Securities  Dealers as selected by Payee for such purpose) on the date in question and (ii) "Trading  Days" shall mean any day on which the market on  which  the  Common  Stock  is then  traded  is open  for  trading.  Any such prepayment under this Section 2(c) shall be on 30 days advance notice to Payee.

3. Conversion at the Option of Payee.

(a) At any time while any portion of the  principal  or interest of this Note is outstanding,  the Payee may give the Maker  written  notice of its  intention to convert  all or any  portion of the  outstanding  principal  and/or  accrued but unpaid  interest on this Note into such  number of shares of the Maker's  common stock (the "Common Stock"),  equal to the amount to be converted  divided by the
Conversion  Price in effect at such time.  Upon  receipt of the Payee's  written notice,  the Maker  shall cause  certificates  representing  those  shares to be delivered to Payee within three business days of Maker's receipt of such notice.
The person or persons  entitled to receive the shares of Common  Stock  issuable upon a  conversion  of this Note shall be treated for all purposes as the record holder or  holders  of such  shares of Common  Stock on the date the  applicable conversion notice is given.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 17 of 68 Pages
----------------------                                    ----------------------

(b) The  "Conversion  Price"  shall be $3.81,  subject  to any  adjustment.  The
Conversion  Price  shall be adjusted  proportionally  for any  subsequent  stock
dividend  or  split,  stock  combination  or  other  similar   recapitalization,
reclassification  or  reorganization  of or affecting  Maker's Common Stock.  In addition, the Conversion Price shall also be appropriately adjusted in the event that  Maker  issues  shares of Common  Stock (or  issues  securities,  including warrants or similar rights,  entitling holders to exercise,  convert or exchange into, or otherwise  subscribe for,  shares of Common Stock) at a price per share less than the Current Market Price as of the date of such issuance,  as follows:
the new Conversion Price shall be reduced to equal (x) the prevailing Conversion
Price (i.e., prior to any adjustment  hereunder)  multiplied by (y) the quotient obtained by dividing  (a) the Market  Value Share Number by (b) the total number of shares of Common Stock that would be  outstanding  after giving effect to the exercise,  conversion  or  exchange  of any rights or other  derivative  Company securities outstanding  (determined pro forma for the applicable issuance giving rise to the adjustment in the Conversion Price  hereunder).  For purposes of the foregoing,  the "Market Value Share Number" shall equal the sum of (i) the total number of shares of Common Stock that would be  outstanding  after giving effect to the  exercise,  conversion  or  exchange  of any  rights or other  derivative
Company  securities  outstanding  (determined  prior to the applicable  issuance giving rise to the  adjustment in the  Conversion  Price) plus (ii) the quotient obtained by dividing (A) the aggregate  consideration received by the Company in the applicable  issuance (or, in the case of the issuance of any rights or other derivative  Company  securities  giving rise to the adjustment in the Conversion
Price hereunder,  such aggregate consideration to be received upon the exercise, conversion or exchange of any such rights or derivative  Company  securities) by
(B) the Current Market Price.

(c) In case of a Change of  Control,  instead  of  receiving  shares of  Maker's
Common Stock upon conversion of this Note, Payee shall have the right thereafter to receive the kind and amount of shares of stock and other securities, cash and property  which the Payee  would  have  owned or have been  entitled  to receive immediately  after such Change of Control had the same portion of this Note been converted immediately prior to the effective date of such Change of Control and, in any such case,  if  necessary,  appropriate  adjustment  shall be made in the application  of the  provisions  set forth in this  Section  with respect to the rights and interests thereafter of the Payee, to the end that the provisions set forth in this Section shall thereafter  correspondingly  be made applicable,  as nearly  as may  reasonably  be,  in  relation  to any  shares of stock and other securities,  cash and property  thereafter  deliverable in connection  with this
Note.  The provisions of this  subsection  shall  similarly  apply to successive
Changes of Control.

(d) "Change of Control" means that the Maker shall,  directly or indirectly,  in one or more related transactions, (i) consolidate or merge with or into (whether or not the  Maker is the  surviving  corporation)  another  person,  (ii)  sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Maker to another person,  (iii) allow another person to make a purchase,  tender or exchange offer that is accepted by the holders of more than 50% of the  outstanding  shares of Common  Stock  (not  including  any shares of Common  Stock  held by the  person or  persons  making or party to, or

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 18 of 68 Pages
----------------------                                    ----------------------

associated or  affiliated  with the persons  making or party to, such  purchase, tender or exchange  offer),  or (iv)  consummate a stock  purchase  agreement or other business  combination  (including,  without limitation,  a reorganization, recapitalization  or  spin-off)  with another  person  whereby such other person acquires more than 50% of the outstanding  shares of Common Stock (not including any shares of Common Stock held by the other person or other  persons  making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination); provided, however, that a transaction in which Newcastle Partners, L.P. or any of its affiliates is the acquiring party shall not be deemed to constitute a Change of Control.

(f) No fractional shares of Maker's Common Stock shall be issued upon conversion of the Note. In lieu of any fractional  shares to which Payee would otherwise be entitled,  the  Maker  shall  pay cash  equal to the  product  of such  fraction multiplied  by the  average of the  closing  prices of the  Common  Stock on the
American  Stock  Exchange (or the exchange on which Maker's  Common Stock trades for the five  consecutive  trading days  immediately  preceding  the date of the conversion.

(g) In the event of an  adjustment  to the  Conversion  Price,  the Maker  shall promptly  deliver  to the Payee a  certificate,  signed  by its Chief  Financial
Officer,  setting forth the new Conversion Price and a calculation in reasonable detail of the adjustment to the Conversion Price.

(h) The Maker  shall pay any and all taxes that may be payable  with  respect to the issuance and delivery of Common Stock upon conversion of this Note; provided that the  Maker  shall not be  required  to pay any tax that may be  payable  in respect of any  issuance of Common  Stock to any person  other than the Payee or with  respect to any income  tax due by the Payee  with  respect to such  Common
Stock.

4. Redemption  Upon Change of Control.  No sooner than 15 days nor later than 10 days prior to the  consummation of a Change of Control,  the Maker shall deliver written  notice of such  Change of  Control  to the Payee (a  "Change of Control
Notice"). At any time during the period beginning after the Payee's receipt of a
Change of  Control  Notice and  ending on the date of the  consummation  of such
Change of Control,  the Payee may require the Maker to redeem all or any portion of this  Note by  delivering  written  notice  thereof  (a  "Change  of  Control
Redemption  Notice") to the Maker,  which  Change of Control  Redemption  Notice shall indicate the portion of the outstanding principal amount of this Note that the Payee is electing to redeem.  The portion of this Note subject to redemption pursuant  to this  Section 4 shall be  redeemed by the Maker at a price equal to
110% of the principal amount being redeemed, plus accrued but unpaid interest on such principal amount (the "Change of Control  Redemption  Price").  Redemptions
required by this Section 4 shall be made on the date of the  consummation of the
Change of Control and shall have  priority to  payments to  shareholders  of the
Maker in connection with such Change of Control. Notwithstanding anything to the contrary in this Section 4, until the Change of Control Redemption Price is paid in full,  the principal  amount  submitted for  redemption  under this Section 4
(together  with any accrued but unpaid  interest  thereon) may be converted,  in whole or in part, by the Payee into Common Stock pursuant to Section 3.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 19 of 68 Pages
----------------------                                    ----------------------

5.  Conversion On Maturity  Date. On the Maturity Date, in lieu of receiving the payment required by Section 2(b), the Payee may elect to have Maker issue to the
Payee a  certificate  representing  such number of shares of Common  Stock as is equal to the quotient  obtained by dividing the entire  principal amount of this
Note then  outstanding,  plus all accrued but unpaid  interest  thereon,  by the
Conversion Price in effect at such time, in full  satisfaction of this Note (the
"Maturity Date Conversion").  The applicable provisions of Section 3 shall apply with  equal  force  to the  Maturity  Date  Conversion.  In the  event  that the
Shareholder Approval has not then been obtained, Payee may elect to receive both
(1) such  number  of  shares  as the Maker  shall be  permitted  to issue  under exchange rules in the absence of a shareholder  vote and (2) cash in lieu of any remaining principal balance.

6. Condition to Issuance of Shares Upon Conversion.  Notwithstanding anything to the  contrary  contained  in Section 3 or Section 5 of this Note,  it shall be a condition  precedent  to Maker's  issuance of shares of Common  Stock under this
Note  in an  amount  greater  than  19.9%  of  the  Company's  then  issued  and outstanding  Common Stock upon conversion of this Note,  whether on the Maturity
Date or otherwise,  that the Shareholder Approval shall have been obtained prior to such issuance;  provided that, in the event that the Shareholder  Approval is not obtained,  Payee shall be permitted to convert this Note into such number of shares as the Maker  shall be  permitted  to issue under  exchange  rules in the absence of a  shareholder  vote (and Payee shall be permitted to retain the Note in respect of any remaining  principal  balance).  In addition,  notwithstanding anything  to the  contrary,  in the event that the  Shareholder  Approval is not obtained,  the  interest  rate set forth in  Section 1 hereof in  respect of the
Disallowed Excess Principal on this Note shall be increased to the lesser of (a)
sixteen  percent  (16%) or (b) the highest  lawful  interest  rate  permitted by applicable  law. For purposes of this Note, the  "Disallowed  Excess  Principal"
shall mean the principal  balance of the Note (determined after giving effect to any accretion  for interest that has become  payable) in excess of the principal balance of the Note then  convertible at the  Conversion  Price into the maximum number of shares permitted under  applicable  exchange rules in the absence of a shareholder  vote. For the avoidance of doubt,  the Disallowed  Excess Principal shall  increase  with each  subsequent  payment of  interest  that  accretes  as additional principal on this Note.

7. Dividends.  If, at any time while any portion of the principal or interest on the Note is  outstanding,  Maker  declares  a  distribution  in  cash,  property
(including  securities) or a combination thereof,  whether by way of dividend or otherwise,  with respect to its Common Stock,  the Payee shall  participate  pro rata in such  distribution  on an  as-converted  basis  with  holders of Maker's
Common Stock.

8. Security; Subordination.

(a) Notwithstanding anything to the contrary, the indebtedness evidenced by this
Note is hereby  expressly  subordinated  in the manner set forth in Section 8(b)
below.  This  Note  will  rank  senior  to all  existing  and  future  unsecured

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 20 of 68 Pages
----------------------                                    ----------------------

indebtedness  of Maker. In addition,  promptly  following the date of this Note,
Maker agrees to enter into a security  agreement with Payee acceptable to Payee,
Maker and Agent which agreement grants Payee a second lien security  interest in all of Maker's  presently  existing  and  hereafter  acquired  real and personal property  to secure  Maker's  obligations  under  this Note;  provided  that the security  agreement  set  forth as  exhibit  A  hereto  shall  be  deemed  to be acceptable to both Maker and Agent. Notwithstanding anything to the contrary, if the  foregoing  security  agreement  is not  executed  within  eight  (8)  weeks following  the date of this  Note,  the  interest  rate set  forth in the  first sentence of Section 1 of this Note shall be increased  to, and remain (until any further adjustment pursuant to this Note), ten percent (10%).

(b) Subordination Provisions

(1)  CERTAIN  TERMS  DEFINED.  The  following  terms in this Note shall have the meanings specified below:

      "AGENT" means Wells Fargo Foothill,  Inc., in its capacity as the arranger and  administrative  agent for the Lenders,  together  with its  successors  and assigns, if any, in such capacity.

      "BORROWERS" means,  individually and collectively,  jointly and severally,
Bell Industries,  Inc., a California corporation,  and Bell Industries,  Inc., a
Minnesota corporation.

      "INDEBTEDNESS"  means (a) all  obligations  for  borrowed  money,  (b) all obligations evidenced by bonds, debentures,  notes, or other similar instruments and all  reimbursement  or other  obligations  in  respect of letters of credit, bankers acceptances,  interest rate swaps, or other financial products,  (c) all obligations as a lessee under capital leases, (d) all obligations or liabilities of  others  secured  by a Lien on any  asset  of a Person  or its  subsidiaries, irrespective  of whether  such  obligation  or  liability  is  assumed,  (e) all obligations  to pay the  deferred  purchase  price of assets  (other  than trade payables incurred in the ordinary course of business and repayable in accordance
with  customary  trade  practices),   (f)  all  obligations  owing  under  hedge
agreements,  and  (g) any  obligation  guaranteeing  or  intended  to  guarantee
(whether directly or indirectly guaranteed,  endorsed,  co-made,  discounted, or sold  with  recourse)  any  obligation  of any  other  Person  that  constitutes
Indebtedness under any of clauses (a) through (f) above.

      "INSOLVENCY  PROCEEDING" means any proceeding  commenced by or against any
Person under any  provision of title 11 of the United  States Code (as in effect from time to time) or under any other state or federal  bankruptcy or insolvency law,  assignments  for the benefit of creditors,  formal or informal  moratoria, compositions,  extensions  generally  with  creditors,  or  proceedings  seeking reorganization, arrangement, or other similar relief.

      "JUNIOR DEBT" means all  principal,  interest,  fees,  costs,  enforcement expenses,  and all  other  payment  obligations  (including  attorneys  fees and disbursements  and the  repurchase  price with respect to this Note) of any kind

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 21 of 68 Pages
----------------------                                    ----------------------

arising under this Note (and any amendments, restatements, supplements, or other modifications  thereof) or any other Junior Document,  together with any and all refinancings, renewals, or extensions of such obligations.

      "JUNIOR DOCUMENTS" means, collectively, this Note, the Purchase Agreement, the Security  Agreement and any and all other documents or instruments  executed in connection with this Note, the Purchase Agreement or the Security  Agreement,
whether  now  existing  or  hereafter   created,   each  as  amended,   restated
supplemented, or otherwise modified from time to time.

      "LENDERS" means,  individually and collectively,  the lenders from time to time party to the Senior Credit Agreement.

      "LIEN" means any interest in an asset securing an obligation owed to, or a claim by, any Person other than the owner of the asset,  irrespective of whether
(a) such  interest is based on the common law,  statute,  or contract,  (b) such interest is recorded or perfected,  and (c) such interest is contingent upon the occurrence  of some  future  event or events  or the  existence  of some  future circumstance or circumstances. Without limiting the generality of the foregoing, the term "Lien" includes the Lien or security  interest arising from a mortgage, deed  of  trust,  encumbrance,  notice  of  Lien,  levy or  assessment,  pledge, hypothecation,  assignment, deposit arrangement, security agreement, conditional sale or trust receipt,  or from a lease,  consignment,  or bailment for security purposes and also includes reservations,  exceptions, encroachments,  easements, rights-of-way,  covenants,  conditions,  restrictions,  leases,  and other title exceptions and encumbrances affecting real property.

       "PAID IN FULL"  means the  payment in full in cash of all Senior Debt and the  termination of all  commitments of the holders of the Senior Debt to extend further  credit  to  Borrowers,  or, in the case of Senior  Debt  consisting  of contingent  obligations  in respect of letters of credit,  hedging  obligations, bank product obligations, or other reimbursement obligations,  the setting apart of cash  sufficient  to discharge  such portion of the Senior Debt in an account for the exclusive benefit of the holders thereof,  in which account such holders shall be  granted  a first  priority  perfected  security  interest  in a manner reasonably acceptable to such holders.

      "PERSON" means natural persons, corporations, limited liability companies, limited  partnerships,  general  partnerships,  limited liability  partnerships, joint ventures,  trusts, land trusts,  business trusts, or other  organizations, irrespective  of whether they are legal  entities,  and governments and agencies and political subdivisions thereof.

      "SENIOR CREDIT AGREEMENT" means that certain Credit Agreement, dated as of
January 31, 2007, by and among  Borrowers,  the Lenders,  and Agent, as amended, restated, supplemented, or otherwise modified from time to time

      "SENIOR DEBT" means all obligations  (whether now outstanding or hereafter incurred,  contingent or non-contingent,  liquidated or unliquidated, or primary or secondary)  of Borrowers in respect of (a) principal  under the Senior Credit
Agreement  or any other  Senior  Loan  Document  (or any  refinancing  agreement entered into with  respect  thereto),  (b) all interest and premium,  if any, in

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 22 of 68 Pages
----------------------                                    ----------------------

respect  of the  Indebtedness  referred  to in CLAUSE  (A)  above,  (c) all fees
(including  attorneys  fees) and  expenses  payable  pursuant to any Senior Loan
Document (or a refinancing agreement entered into with respect thereto), (d) all other  Obligations (as defined in the Senior Credit  Agreement) or other payment
obligations   (including  costs,   expenses,   letter  of  credit  reimbursement
obligations,  hedging obligations,  bank product  obligations,  or otherwise) of
Borrowers  to Agent or Lenders  under or  arising  pursuant  to any Senior  Loan
Document  (or to third  persons  under  provisions  of a  refinancing  agreement
entered  into  with  respect  thereto),   including   contingent   reimbursement
obligations  with  respect  to  outstanding  letters  of  credit,  all costs and expenses  incurred  by  Agent  or any  Lender  in  connection  with its or their enforcement  of  any  rights  or  remedies  under  the  Senior  Loan  Documents, including,  by way of  example,  attorneys  fees,  court  costs,  appraisal  and consulting fees,  auctioneer fees, rent, storage,  insurance premiums,  and like items, and irrespective of whether allowable as a claim against Borrowers in any
Insolvency  Proceeding,  (e) post-petition interest on the Indebtedness referred to in CLAUSES (A) through (D) above,  at the rate provided for in the instrument
or  agreements   evidencing  such  Indebtedness,   accruing  subsequent  to  the
commencement  of an  Insolvency  Proceeding  (whether  or not such  interest  is allowed as a claim in such  Insolvency  Proceeding),  and (f) any  refinancings, renewals,  or extensions of the Indebtedness  referred to in CLAUSES (A) through
(E) above.

      "SENIOR LOAN  DOCUMENTS"  means the Senior Credit  Agreement and the other
Loan  Documents  (as defined in the Senior Credit  Agreement),  each as amended, restated  supplemented,  or otherwise modified from time to time,  including any agreement extending the maturity of, consolidating,  or otherwise  restructuring
(including  adding  subsidiaries of Borrowers  thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement  agreement and whether by the same or any other agent,  lender, or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

(2) SUBORDINATION AND STANDBY.

      (a) Agreement to Subordinate.

            (i) Maker  covenants and agrees,  and the holder of this Note by its acceptance  hereof likewise  covenants and agrees,  that this Note is subject to the  provisions of this Section  (8)(b)(2)(a)(i),  and each Person  holding this
Note,  whether upon  original  issue or upon  transfer,  assignment  or exchange thereof,  accepts and agrees to be bound by such provisions.  The holder of this
Note  by  its  acceptance   hereof  also   acknowledges   and  agrees  that  the
subordination  provisions set forth in this Section  8(b)(2)(a)(i)  are, and are intended to be, an inducement and a  consideration  to each holder of the Senior
Debt to acquire and  continue to hold,  or to continue to hold,  the Senior Debt and such holder of the Senior Debt shall be deemed  conclusively  to have relied on such  subordination  provisions  in  acquiring  and  continuing  to hold,  or continuing to hold, such Senior Debt.

            (ii) The holder of this Note by its acceptance  hereof  agrees,  for itself and each future  holder of this Note or the Junior Debt,  that the Junior
Debt is expressly  "subordinate  and junior in right of payment" (as that phrase

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CUSIP No. 078 107 109                   13D                  Page 23 of 68 Pages
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is hereinafter defined) to all Senior Debt.  "Subordinate and junior in right of payment"  means that (A) no part of the Junior  Debt shall have any claim to the assets of any  Borrower  on a parity  with or prior to the  claim of the  Senior
Debt,  and (B) unless and until the Senior  Debt has been Paid in Full,  without the express prior written  consent of the holders of the Senior Debt, the holder of this Note will not take,  demand  (including by means of any legal action) or receive from a Borrower, and no Borrower will make, give or permit,  directly or indirectly, by set-off, redemption, purchase or in any other manner, any payment of the whole or any part of the Junior Debt.

            (iii)  Unless  and  until  the  Senior  Debt is  Paid  in  Full  and irrespective  of  whether a default  or event of  default  has  occurred  and is continuing  with respect to the Senior  Debt:  (A) the holder of this Note shall not accelerate the Junior Debt and shall not, directly or indirectly,  commence, prosecute,  or  participate  in any  lawsuit,  action,  or  proceeding,  whether private, judicial, equitable, administrative, or otherwise (including the filing of any Insolvency Proceeding against any Borrower or any assets of any Borrower)
to enforce its rights or interests  in respect of the Junior  Debt,  and (B) the holder  of this Note  shall  have no right  either  to (x)  obtain a Lien on any assets of any Borrower  (other than, so long as the holder of this Note executes and delivers to the Agent an intercreditor and  subordination  agreement in form and substance reasonably  satisfactory to Agent, those Liens granted by Borrower to the holder of this Note under the  Security  Agreement)  or (y)  enforce  any
Liens in,  foreclose,  levy, or execute upon, or collect or attach any assets of any Borrower,  whether by judicial  action or  otherwise.  In the event that the holder of this Note  obtains any Liens in violation  of the  provisions  of this
Note,  any and all of such Liens shall in each case be  subordinate to the Liens on the collateral securing the Senior Debt.

      (b)   Insolvency.

            (i)  Continuing  Subordination.   The  provisions  of  this  Section
8(b)(2)(b)(i)  are intended to be enforceable  notwithstanding  any dissolution, winding-up, liquidation, or reorganization of any Borrower, whether voluntary or involuntary,  or the  commencement of any Insolvency  Proceeding by or against a
Borrower. Upon any such dissolution, winding-up, liquidation, reorganization, or
Insolvency Proceeding, (A) all amounts due or to become due upon the Senior Debt shall  first be Paid in Full before any payment is made on account of the Junior
Debt, and (B) any payment or distribution  of any kind or character  (whether in cash,  property,  securities,  by set-off,  or otherwise) to which the holder of
this  Note  would  be  entitled   but  for  the   provisions   of  this  Section
8(b)(2)(b)(i),  shall be immediately delivered by the Person making such payment or distribution  (whether a Borrower,  a trustee in bankruptcy,  a receiver,  or otherwise)  or the holder of this Note (if received by it) directly to Agent for application to the payment of the Senior Debt.

            (ii)  Reinstatement.  If Agent or any Lender or any other  holder of any Senior Debt is required in any  Insolvency  Proceeding  or otherwise to turn over or otherwise pay any amount (a "Recovery") to the estate or to any creditor or representative of a Borrower or any other Person,  then the Senior Debt shall be reinstated to the extent of such Recovery.  If the provisions of this Section

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CUSIP No. 078 107 109                   13D                  Page 24 of 68 Pages
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8(b)(2)(b)(ii)  shall  have  been  terminated  prior  to  such  Recovery,   such
provisions  shall be  reinstated  in full  force  and  effect,  and  such  prior termination shall not diminish, release, discharge,  impair, or otherwise affect the obligations of the parties hereto from such date of reinstatement.

            (iii)  Proof of Claim.  The  holder of this Note may file a proof of claim in an Insolvency  Proceeding;  provided however that if the holder of this
Note  does  not file a proper  claim  or  proof  of debt or  other  document  or amendment thereof in the form required in any Insolvency  Proceeding prior to 30 days  before  the  expiration  of time to file such claim or other  document  or amendment  thereof,  then Agent shall have the right (but not the obligation) in such proceeding,  and the holder of this Note hereby irrevocably  appoints Agent as such holder's lawful attorney in fact to demand,  sue for,  collect,  receive and  give  receipt  for  the  payments  and  distributions  in  respect  of  the
Subordinated  Debt that are made in such  proceeding and that are required to be paid or  delivered  to Agent as provided in Section  8(b)(2)(b)(i),  to file and prove  all  claims  therefore,  to vote the  claim of the  holder  of this  Note
(whether in respect of any plan of  reorganization or liquidation or otherwise), and to execute and deliver all documents in such proceeding,  all in the name of
Agent or the  holder of this  Note,  as Agent  reasonably  may  determine  to be necessary or appropriate.

            (iv) Other Waivers. Until the Senior Debt has been Paid in Full, the holder of this Note agrees that it shall not without  Agent's  written  consent,
(A) propose any plan of  reorganization  or  liquidation or file any pleading or other document in support of any plan that would impair the rights of Agent, the
Lenders,  or any other  holders  of the  Senior  Debt,  (B)  oppose  any plan of reorganization or liquidation proposed by, or approved in writing by, Agent, (C)
vote its claim in favor of any plan of reorganization or liquidation  opposed by
Agent,  or (D) oppose any relief  requested  or  supported  by Agent;  provided, however  that the holder of this Note may  propose a plan of  reorganization  so long as such plan requires that the Senior Debt be Paid in Full on the effective date of such plan.

      (c)  Turnover.  In the event  that the  holder of this Note  receives  any payment or  distribution of assets of Borrower of any kind in  contravention  of any term of this Note  (whether in cash,  property or  securities,  by setoff or otherwise)  before  the  Senior  Debt is Paid in  Full,  then  such  payment  or distribution shall be held by such holder in trust for the benefit of Agent, and such holder shall  immediately  deliver such payment or distribution to Agent in precisely the form received  (except for the  endorsement  or assignment by such holder where  necessary)  for  application to the payment of the Senior Debt. In the event of the failure of the holder of this Note to make any such endorsement or  assignment  to Agent,  Agent and any of its  officers  or agents  are hereby irrevocably  authorized to make such endorsement or assignment and the holder of this Note hereby irrevocably  appoints Agent as such holder's lawful attorney in fact for the purpose of enabling Agent to make such endorsement or assignment.

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CUSIP No. 078 107 109                   13D                  Page 25 of 68 Pages
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      (d) Debt Amendments and Changes.

            (i) Any holder of the Senior  Debt may, at any time and from time to time,  without  the  consent of or notice to the  holder of this  Note,  without incurring  responsibility  to the holder of this Note, and without  impairing or releasing  the  subordination  provided in this Note or the  obligations  of the holder of this Note to the holders of the Senior Debt, discontinue the extension of credit to any  Borrower  and take any other  action in  respect of the Senior
Debt or the assets of any  Borrower  which such holders is entitled to take with respect to the Senior Debt or such  assets.  Any holder of the Senior Debt shall have the right,  without  notice to or consent from the holder of this Note,  to amend,  restate,  supplement,  or modify  the  Senior  Debt or any  Senior  Loan
Document,  in  any  manner  whatsoever,  including  the  right  to do any of the following:  (A) change the manner,  place,  or terms of payment  (including  any change in the rate of  interest)  or extend  the time of  payment  of, or renew, amend, modify, alter, or grant any waiver or release with respect to, or consent to any departure from, the Senior Debt or any instrument  evidencing the same or any agreement  evidencing,  governing,  creating,  guaranteeing  or securing the
Senior Debt; (B) sell,  exchange,  release,  or otherwise deal with any property pledged, mortgaged or otherwise securing the Senior Debt; (C) release any Person liable  under  or in  respect  of the  Senior  Debt;  (D)  fail or  delay in the perfection  of Liens  securing  the Senior  Debt;  (E)  exercise or refrain from exercising any rights  against  Company and any other Person;  or (F) amend,  or grant any waiver or release with respect to, or consent to any  departure  from, any  guarantee  for all or any of the Senior  Debt,  and the holder of this Note consents and agrees to any such action, amendment,  supplement, or modification.
The holder of this Note waives notice of any such action, amendment, supplement, or  modification,  and agrees that no such  action,  amendment,  supplement,  or modification  shall affect,  release,  or impair the  provisions of this Section
8(b).

            (ii) The holder of this Note understands and agrees that none of the
Junior Documents or any other document,  instrument or agreement  evidencing all or any part of the Subordinated Debt (other than immaterial  modifications)  may be modified or amended without the prior written consent of Agent.

      (e) No  Impairment  of  Subordination.  No right of any  present or future holder of the Senior Debt to enforce  subordination  as herein provided shall at any time in any way be  prejudiced  or  impaired by any act or failure to act on the part of a Borrower or by any act or failure to act,  in good  faith,  by any such holder,  or by any  noncompliance by a Borrower with the terms,  provisions and covenants of this Note,  regardless of any knowledge  thereof which any such holder may have or otherwise be charged with.

      (f) No  impairment  of Borrower's  Obligation.  Nothing  contained in this
Section 8(b) or elsewhere in this Note is intended to or shall impair,  as among
Borrowers,  their  creditors  other than the holders of the Senior Debt, and the holder  of this  Note,  the  obligation  of  Borrowers,  which is  absolute  and unconditional,  to pay to the holder of this Note the principal of, and premium, if any,  and  interest  on this Note as and when the same  shall  become due and payable in  accordance  with their terms,  or is intended to or shall affect the relative rights of the holder of this Note and creditors of Borrowers other than the holders of the Senior Debt.  No provision of this Section  8(b)(2)(f)  shall prevent  the  occurrence  of any  default or event of  default  under this Note;
provided  that if  payment  of this Note is  accelerated  because of an event of default, Borrowers shall promptly notify Agent of the acceleration.

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CUSIP No. 078 107 109                   13D                  Page 26 of 68 Pages
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(3) Costs and  Attorneys  Fees.  In the event  Agent or any  Lender or any other holder of any Senior  Debt  commences  or becomes a party to any  proceeding  or action to enforce the provisions of Section 8(b), the court or body before which the same  shall be tried  shall  award to the  prevailing  party  all  costs and expenses thereof, including, but not limited to, reasonable attorneys' fees, the usual and customary and lawfully recoverable court costs, and all other expenses in connection therewith.

(4) Third Party  Beneficiary.  Each of Agent, each Lender, and each other holder of any Senior Debt is a third party  beneficiary  of this  Section  8(b) and may enforce the provisions of Section 8(b) against any holder of the Junior Debt.

(5)  Modification  of this Section.  None of the provisions of this Section 8(b)
may be waived,  amended,  supplemented or otherwise  modified  without the prior written consent of Agent and the requisite holders of Senior Debt as required by the Senior Loan  Documents,  which may be  withheld by Agent or such  holders in their sole reasonable discretion.

(6) Notwithstanding  anything to the contrary,  the provisions set forth in this
Section 8(b) shall be superceded  by the  provisions  of any  intercreditor  and subordination  agreement or similar  agreement  entered  into between  Payee and
Agent in connection with the granting of any security interest to Payee pursuant to Section 8(a) hereof.

9.  AFFIRMATIVE  COVENANTS.  Except to the extent permitted by the Senior Credit
Agreement so long as such facility  remains in effect,  from the date hereof and until payment in full of this Note,  the Maker will,  and will cause each of its
Subsidiaries to:

(a)  Maintenance of Existence.  Do all things  necessary to preserve and keep in full force and effect its existence as a corporation.

(b) Compliance with Applicable  Laws.  Comply in all material  respects with the requirements of all applicable statutes,  laws, rules, regulations and orders of any governmental  authority,  except where contested in good faith and by proper proceedings.

(c) Licenses. Obtain and maintain all material licenses,  permits, franchises or other governmental  authorizations  necessary to the ownership of its properties or to the conduct of its business.

(d) Financial  Reporting.  Comply with the financial reporting  requirements set forth in the Senior Credit Agreement.

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CUSIP No. 078 107 109                   13D                  Page 27 of 68 Pages
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10. Negative Covenants.

(a) Indebtedness.  Except to the extent permitted by the Senior Credit Agreement so long as  such  facility  remains  in  effect,  neither  the  Company  nor any
Subsidiary will incur indebtedness for borrowed money except the following:

(i) Senior Debt under Senior Credit  Agreement in an aggregate  principal amount not to exceed $40 million;

(ii)  Indebtedness  for  borrowed  money  that is not  secured  by a Lien on any assets,  property  or  capital  stock  owned  by  the  Company  or  any  of  its
Subsidiaries in an amount not to exceed $1,000,000; and

(iii) any other  Indebtedness  permitted to be incurred under Section 6.1 of the
Senior Credit Agreement so long as such facility remains in effect.

(b) Liens. Neither the Company nor any of its Subsidiaries shall create,  incur, assume or permit to exist any Lien on or with  respect  to any of its  assets or property of any character,  whether now owned or hereafter acquired,  except for
Permitted  Liens (as  defined in the  Senior  Credit  Agreement  so long as such facility remains in effect;  provided that "Permitted Liens" shall be defined in accordance with Section 8(b) otherwise).

(c) Material Asset Sales.  Neither the Company nor any of its Subsidiaries shall sell,  lease,  transfer,  license or  otherwise  dispose of any of its assets or property including securities (collectively, a "Transfer"), whether now owned or hereafter acquired,  except (i) transfers in the ordinary course of its business consisting of the sale of inventory and sales of worn-out or obsolete  equipment and (ii) transfers not in excess of one million ($1,000,0000) for fair value and other than to any affiliate of the Company.

(d)  Mergers,  Etc.  Neither  the  Company  nor  any of its  Subsidiaries  shall consolidate  with or merge into any other  Person or permit any other  Person to merge into it.

11.  Default.  Except to the extent that any of the following are not "Events of
Default" under the Senior Credit  Agreement so long as such facility  remains in effect,  the  occurrence  of any  one or  more  of the  following  events  shall constitute an event of default (each,  an `Event of Default"),  upon which Payee may declare the entire principal amount of this Note,  together with all accrued but unpaid interest, to be immediately due and payable in cash:

(a) The Maker shall fail to make any payment of  principal  (including,  but not limited to, upon any conversion  pursuant to Section 5 hereof or the maturity of the Note) and/or accrued but unpaid  interest (at the applicable  rate) when due and  payable,  and such  failure,  in the case of any  interest  payment,  shall continue for a period of at least five business days.

(b) The Maker  shall be in  material  default of any term or  provision  of this
Note, the Purchase Agreement,  the Registration Rights Agreement or the Security
Agreement,  and such failure  shall  continue  through 15 days after Payee gives written notice of such default to Maker.

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CUSIP No. 078 107 109                   13D                  Page 28 of 68 Pages
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(c) Any  representation  or  warranty  of the Maker  contained  in the  Purchase
Agreement  or the  Registration  Rights  Agreement  shall have been false in any material respect on the Closing Date.

(d) Maker or any of its Subsidiaries  shall (i)(A) fail to make any payment when due  under  the  terms  of any  bond,  debenture,  note  or  other  evidence  of indebtedness,  including the Senior Debt,  to be paid by such Person  (excluding this Note but including any other  evidence of  indebtedness  of Maker or any of its subsidiaries to the Payee) and such failure shall continue beyond any period of grace  provided  with respect  thereto,  or (B) default in the  observance or performance  of any other  agreement,  term or  condition  contained in any such bond, debenture, note or other evidence of indebtedness,  and (ii) in each case, the  effect of such  failure  or  default  is to cause,  or permit the holder or holders  thereof to cause,  indebtedness  in an aggregate  amount of one million dollars ($1,000,000) or more to become due prior to its stated date of maturity, unless such acceleration shall have been rescinded and such failure to pay cured within thirty (30) days from the date of such acceleration.

(e) A final  judgment or order for the payment of money in excess of one million dollars  ($1,000,000)  (exclusive of amounts  covered by insurance  issued by an insurer not an affiliate of Maker) shall be rendered against the Maker or any of its Subsidiaries  and the same shall remain  undischarged for a period of thirty
(30) days  during  which  execution  shall  not be  effectively  stayed,  or any judgment,  writ,  assessment,  warrant of  attachment,  or  execution or similar process shall be issued or levied against a substantial  part of the property of the Maker or any of its subsidiaries and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within thirty (30)
days after issue or levy.

(f) any Liens of Payee in any of the assets of Maker or its  Subsidiaries  shall cease  to be or shall  not be  valid  and  perfected  Liens or the  Maker or any
Subsidiary shall assert that such Liens are not valid and perfected Liens.

(g) The Maker or any of its  Subsidiaries,  pursuant to or within the meaning of
Title 11, U.S. Code, or any similar federal, foreign or state law for the relief of debtors  (collectively,  "Bankruptcy  Law"),  (i) commences a voluntary case,
(ii) consents to the entry of an order for relief  against it in an  involuntary case,  (iii)  consents  to the  appointment  of a receiver,  trustee,  assignee, liquidator or similar official (a "Custodian"),  (iv) makes a general assignment for the benefit of its  creditors  or (v) admits in writing that it is generally unable to pay its debts as they become due.

(h) A court of  competent  jurisdiction  enters  an order or  decree  under  any
Bankruptcy  Law  that  (i)  is  for  relief  against  the  Maker  or  any of its
Subsidiaries  in an involuntary  case, (ii) appoints a Custodian of the Maker or any of its  Subsidiaries  or (iii) orders the liquidation of the Maker or any of its Subsidiaries.

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CUSIP No. 078 107 109                   13D                  Page 29 of 68 Pages
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Without limiting the above, the Maker acknowledges that payments  (including but not limited to upon conversion of this Note) on the various  scheduled due dates are of essence and that any failure to timely make any applicable payment of the principal or interest  (within any  permitted  grace  period)  permits  Payee to declare  this Note  immediately  due in cash in its  entirety  without any prior notice of any kind to Maker,  except for the specific  notices  provided  above.
Upon the  occurrence  and during the  continuance  of an event of  default,  the interest  rate under this Note shall be  increased  to the lesser of (a) sixteen percent (16%) or (b) the highest  lawful  interest rate  permitted by applicable law.  In the  event  that such  event of  default  is  subsequently  cured,  the adjustment  referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the interest as calculated and unpaid at such  increased  rate  during the  continuance  of such  event of default  shall continue  to apply to the extent  relating to the days after the  occurrence  of such event of default  through and  including  the date of cure of such event of default.

12. Applicable Law; Forum. THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS
NOTE  SHALL BE  GOVERNED  BY THE  INTERNAL  LAWS OF THE STATE OF TEXAS,  WITHOUT
GIVING EFFECT TO CONFLICT OF LAWS  PRINCIPLES  THEREOF.  EACH OF PAYEE AND MAKER
CONSENTS TO SUBMIT TO THE PERSONAL  JURISDICTION  OF ANY STATE OR FEDERAL  COURT
SITTING IN THE STATE OF TEXAS,  IN ANY ACTION OR  PROCEEDING  ARISING  OUT OF OR
RELATING  TO THIS  NOTE,  AGREES  THAT ALL  CLAIMS IN  RESPECT  OF THE ACTION OR
PROCEEDING  MAY BE HEARD AND  DETERMINED  IN ANY SUCH  COURT,  AND AGREES NOT TO
BRING ANY ACTION OR  PROCEEDING  ARISING  OUT OF OR RELATING TO THIS NOTE IN ANY
OTHER COURT.  EACH OF THE PARTIES TO THIS AGREEMENT  AGREES NOT TO ASSERT IN ANY
ACTION OR  PROCEEDING  ARISING  OUT OF  RELATING  TO THIS NOTE THAT THE VENUE IS
IMPROPER, AND WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY
ACTION OR  PROCEEDING SO BROUGHT AND WAIVES ANY BOND,  SURETY OR OTHER  SECURITY
THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO; PROVIDED HOWEVER
THAT THE VALIDITY,  CONSTRUCTION AND ENFORCEABILITY OF SECTION 8(B) OF THIS NOTE
SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, AND EACH OF THE HOLDER
OF THIS  NOTE  AND  THE  HOLDERS  OF THE  SENIOR  DEBT  SUBMIT  TO THE  PERSONAL
JURISDICTION  OF ANY STATE OR FEDEAL COURT SITTING IN THE STATE OF CALIFORNIA IN
RESPECT OF CLAIMS ARISING UNDER SECTION 8(B) OF THIS NOTE.

13.  Waivers.  The  Maker  hereby  waives  presentment  for  payment,  notice of dishonor, protest and notice of payment and all other demands and notices of any kind in connection with the enforcement of this Note. Any provision of this Note may be amended,  waived or modified upon the written consent of Maker and Payee.
No failure or delay on the part of the Payee in the exercise of any power, right or privilege  hereunder shall operate as a waiver thereof,  nor shall any single or partial  exercise of any such power,  right or  privilege  preclude  other or further exercise thereof or of any other power, right or privilege.

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CUSIP No. 078 107 109                   13D                  Page 30 of 68 Pages
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14. No  Setoffs.  The  Maker  shall pay (and,  if  applicable,  this Note  shall automatically  accrete in respect  of)  principal  and  interest  under the Note without any deduction for any setoff or counterclaim.

15. Costs of Collection.  If this Note is not paid when due, the Maker shall pay
Payee's reasonable costs of collection, including reasonable attorneys' fees.

16.  Notices.  Whenever  notice is required  to be given  under this Note,  such notice shall be given in accordance with Section 7.7 of the Purchase Agreement.

17.  Transferability.  This Note shall be  transferable  by Payee.  Neither this
Note,  nor any  obligations  hereunder,  shall be  assignable  by Maker  without
Payee's express written consent.

18. Inspection Rights. The Holder and its representatives  shall have the right, at any time during normal business hours, upon reasonable prior notice, to visit and inspect the properties of Maker and its  corporate,  financial and operating records, and make abstracts therefrom.

19. Severability. The invalidity,  illegality or unenforceability of one or more of the  provisions  of this  Note  in any  jurisdiction  shall  not  affect  the validity,  legality  or  enforceability  of the  remainder  of this Note in such jurisdiction or the validity, legality or enforceability of this Note, including any such provision, in any other jurisdiction, it being intended that all rights and  obligations  of the parties  hereunder  shall be enforceable to the fullest extent permitted by law. Payee does not agree or intend to contract for, charge, collect,  take,  reserve or receive  any  amount in the  nature of  interest  or otherwise  which  would in any way or event  (including  demand,  prepayment  or acceleration)  cause Payee to collect  more on its loan that the maximum  amount
Payee would be  permitted  to charge or collect by federal law or the law of the
State of Texas (as  applicable).  Any such  excess  interest  shall  instead  of anything to the contrary,  be applied first to reduce the outstanding  principal balance of this Note,  and when the principal  balance has been paid in full, be refunded to Maker.

                            {SIGNATURE PAGE FOLLOWS}

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CUSIP No. 078 107 109                   13D                  Page 31 of 68 Pages
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IN WITNESS WHEREOF, the undersigned has hereunto affixed its signature.

BELL INDUSTRIES, INC.

By
  ------------------------------

Its
   -----------------------------

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CUSIP No. 078 107 109                   13D                  Page 32 of 68 Pages
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                                                                       Exhibit 3

                               PURCHASE AGREEMENT

      THIS PURCHASE  AGREEMENT (the  "AGREEMENT") is entered into as of the 31st day of January,  2007,  by and  between  BELL  INDUSTRIES,  INC.,  a  California corporation  (the  "COMPANY"),  and  NEWCASTLE  PARTNERS,  L.P., a Texas limited partnership (the "PURCHASER").

                                R E C I T A L S :
                                -----------------

      WHEREAS, in consideration of $10,000,000, the Company proposes to issue to the Purchaser,  and the Purchaser desires to purchase, a $10,000,000 convertible promissory note in the form attached as Exhibit A (the "NOTE").

      NOW,  THEREFORE,  in consideration of the foregoing recital and the mutual promises hereinafter set forth, the parties hereto agree as follows:

SECTION 1.  AGREEMENT TO SELL AND PURCHASE

        1.1  AUTHORIZATION  OF  TRANSACTION.  On or prior to the  closing of the transactions contemplated in this Agreement (the "CLOSING"), the Company shall have  authorized  the sale and  issuance  to the  Purchaser  of the Note  and, subject to  obtaining  Shareholder  Approval  (as defined  below),  all of the shares of the  Company's  common stock (the  "COMMON  STOCK"),  issuable  upon conversion of the Note (collectively, the "SHARES").

        1.2 SALE AND PURCHASE.  Subject to the terms and conditions  hereof,  at the Closing, the Company hereby agrees to issue and sell to the Purchaser, and the Purchaser  agrees to purchase from the Company,  the Note for an aggregate purchase price of $10,000,000 (the "PURCHASE PRICE").

SECTION 2.  CLOSING, DELIVERY AND PAYMENT

        2.1  CLOSING.  The  Closing  shall take place at 10:00 a.m.  on the date hereof at the offices of the Maker's  legal  counsel,  Manatt in Los  Angeles,
  California,  or at such other time or place as the Company  and the  Purchaser may mutually agree (the "CLOSING DATE"). At the Closing,  subject to the terms and  conditions  hereof,  the  Company  will  issue,  sell and  deliver to the
  Purchaser the Note,  against  payment of the Purchase Price by certified check or wire transfer of immediately available funds. At that time, the Company and the Purchaser  shall also execute the Security  Agreement in the form attached as Exhibit B and the  Registration  Rights  Agreement in the form  attached as
  Exhibit C (the "REGISTRATION RIGHTS AGREEMENT").

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company  hereby  represents  and  warrants to the  Purchaser as of the
Closing Date, and agrees, as follows:

        3.1  ORGANIZATION,  GOOD  STANDING AND  QUALIFICATION.  The Company is a
  corporation  duly organized,  validly  existing and in good standing under the laws of the State of California.  The Company's only active  subsidiaries  are the  subsidiaries  listed  on  SCHEDULE  3.1 (the  "SUBSIDIARIES").  Except as indicated on SCHEDULE 3.1, each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of the Company and the  Subsidiaries  has all  requisite  corporate  power and

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CUSIP No. 078 107 109                   13D                  Page 34 of 68 Pages
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  authority to own and operate its respective properties and assets and to carry on its respective business as presently conducted and as presently proposed to be conducted.  The Company has all requisite  corporate power and authority to execute and deliver this Agreement,  the Note, the Security  Agreement and the
  Registration  Rights Agreement  (together,  the "TRANSACTION  DOCUMENTS"),  to issue and sell the Shares upon  conversion  of the Note  (subject to obtaining
  Shareholder  Approval)  and to carry  out the  provisions  of the  Transaction
  Documents.  Each of the Company and the  Subsidiaries is duly qualified and is authorized  to do business  and is in good  standing in each  jurisdiction  in which the nature of its respective activities and of its respective properties
  (both owned and leased) makes such qualification  necessary,  except for those jurisdictions  in which  failure to be so qualified  would not have a material adverse effect on the Company or its business, taken as a whole.

        3.2 CAPITALIZATION. The Company is authorized to issue 35,000,000 shares of Common Stock,  of which  8,593,224  shares are issued and outstanding as of the date hereof, and 1,000,000 shares of preferred stock.  Except as set forth on  SCHEDULE  3.2 or in the  Company's  current,  quarterly,  annual and other periodic  filings (the "SEC  REPORTS")  with the U.S.  Securities and Exchange
  Commission (the "COMMISSION"),  there are no outstanding options,  warrants or other rights to acquire any of the  Company's  capital  stock,  or  securities convertible,  exercisable or exchangeable  for the Company's  capital stock or for securities  themselves  convertible,  exercisable or exchangeable  for the
  Company's capital stock (together,  "CONVERTIBLE  SECURITIES").  Except as set forth on SCHEDULE 3.2 or in the SEC  Reports,  the Company has no agreement or commitment  to sell or issue  any  shares  of  capital  stock  or  Convertible
  Securities.  All issued and outstanding  shares of the Company's capital stock
  (i) have been duly  authorized  and  validly  issued,  (ii) are fully paid and nonassessable, (iii) are free from any preemptive and cumulative voting rights and (iv) were issued  pursuant to an effective  registration  statement  filed with the Commission and applicable state securities authorities or pursuant to valid exemptions under federal and state securities laws.  Except as set forth on SCHEDULE  3.2 or in the SEC  Reports,  there are no  outstanding  rights of first refusal or proxy or  shareholder  agreements of any kind relating to any of the  Company's  securities  to which the  Company  or any of its  executive officers  and  directors is a party or as to which the Company  otherwise  has knowledge.  When issued in compliance  with the  provisions  of the Note,  the
  Shares will be validly issued, fully paid and nonassessable,  and will be free of any  liens or  encumbrances;  provided,  however,  that the  Shares  may be subject to restrictions on transfer under state and/or federal securities laws as set  forth  herein  or as  otherwise  required  by such  laws at the time a transfer is proposed.

        3.3 AUTHORIZATION; BINDING OBLIGATIONS. All corporate action on the part of the Company,  its officers and directors  (including a special committee of independent  directors)  necessary for the  authorization  of the  Transaction
  Documents and the performance of all obligations of the Company  hereunder and thereunder at the Closing,  including the  authorization,  sale,  issuance and delivery of the Shares upon  conversion  of the Note,  has been taken,  and no further  corporate  action is required to be taken except for the  Shareholder
  Approval.  The  Transaction  Documents,  when executed and delivered,  will be valid and binding  obligations of the Company  enforceable against the Company
  in  accordance  with  their  terms,   except  (i)  as  limited  by  applicable
  bankruptcy,  insolvency,  reorganization,  moratorium or other laws of general application  affecting  enforcement  of creditors'  rights,  (ii) according to general  principles  of equity that  restrict  the  availability  of equitable
  remedies   and  (iii)  to  the   extent   that  the   enforceability   of  the

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CUSIP No. 078 107 109                   13D                  Page 35 of 68 Pages
----------------------                                    ----------------------

  indemnification provisions of the Registration Rights Agreement may be limited by applicable laws. The issuance and sale of the Shares upon conversion of the
  Note are not and will not be  subject  to any  preemptive  rights or rights of first refusal.

        3.4 FINANCIAL  STATEMENTS.  The audited  consolidated  balance sheets at
  December 31, 2005 of the Company and the audited  consolidated  statements  of operations,  cash flows and  stockholders'  equity of the Company for the year ended December 31, 2005 and the unaudited  consolidated  balance sheet at, and the unaudited  consolidated  statements  of operations  and cash flows for the nine months  ended,  September  30, 2006 of the Company (all of the  foregoing together,  the  "FINANCIAL  STATEMENTS,"  with  September  30,  2006 being the
  "LATEST STATEMENT DATE" and the consolidated  financial  statements at and for the  nine  months  ended  September  30,  2006  being  the  "LATEST  FINANCIAL
  STATEMENTS"), as contained in the SEC Reports, fairly present the consolidated financial  condition,  results of operations and cash flows of the Company and its  Subsidiaries on a consolidated  basis as of the respective  dates and for the respective  periods  covered  thereby  (subject,  in the case of unaudited financial  statements,  to normal  year-end audit  adjustments)  and have been prepared in accordance with generally  accepted  accounting  principles in the
  United States applied on a consistent basis (except as may be indicated in the notes thereto) and the rules and regulations of the Commission.

        3.5 LIABILITIES. Except as reflected or expressly reserved in the Latest
  Financial Statements,  permitted by the Senior Credit Agreement (as defined in the  Note)  or  disclosed  on  SCHEDULE  3.5,  neither  the  Company  nor  any
  Subsidiaries has any material liabilities or obligations and there is no known basis for any material  contingent  liabilities,  except  current  liabilities incurred after the Latest Statement Date in the ordinary course of business of the Company and the Subsidiaries.

        3.6 CERTAIN  AGREEMENTS AND ACTIONS.  Except to the extent  permitted by the  Senior  Credit  Agreement  (as  defined in the Note) or as  disclosed  on
  SCHEDULE 3.6 or in the SEC Reports,  since the Latest Statement Date,  neither the Company nor any  Subsidiary  has (i)  declared or paid any  dividends,  or authorized  or made any  distribution  upon or with  respect  to any  class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or any other  material  liabilities  out of the  ordinary  course of business,
  (iii) made any loans or advances to any person,  other than ordinary  advances for travel or  entertainment  expenses,  or (iv) sold,  exchanged or otherwise disposed of any of its assets or rights,  other than in the ordinary course of business.  "PERSON" shall mean an individual,  a limited liability  company, a partnership,  a joint  venture,  a  corporation,  a trust,  an  unincorporated organization or any other entity.

        3.7  OBLIGATIONS  OF OR TO  RELATED  PARTIES.  Except  as  disclosed  on
  SCHEDULE 3.7 or in the SEC Reports, there are no obligations of the Company or any Subsidiary to executive officers, directors, 1% or greater shareholders or key  employees  (listed in the Company's  most recent proxy  materials) of the
  Company or any  Subsidiary  or to any members of their  immediate  families or other affiliates,  other than (i) for accrued salaries, (ii) reimbursement for expenses  reasonably  incurred on behalf of the Company or any  Subsidiary and
  (iii) for other standard  employee  benefits made  generally  available to all employees  (including  stock  option  agreements  outstanding  under any stock option plan  approved by the Board of  Directors  of the  Company).  Except as
  disclosed  on  SCHEDULE  3.7 or in the  SEC  Reports,  none  of the  executive

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CUSIP No. 078 107 109                   13D                  Page 36 of 68 Pages
----------------------                                    ----------------------

  officers,  directors,  1% or greater  shareholders or key employees (listed in the Company's most recent proxy  materials) of the Company or any  Subsidiary, or any members of their immediate  families or other affiliates,  are indebted to the  Company or any  Subsidiary  or have any direct or  indirect  ownership interest in any firm,  corporation  or other  entity with which the Company or any Subsidiary is affiliated or with which the Company or any Subsidiary has a business relationship,  or any firm, corporation or other entity that competes with the Company or any Subsidiary. Except as disclosed in the SEC Reports, no executive officer, director, 1% or greater shareholder or key employee (listed in  the  Company's  most  recent  proxy  materials)  of  the  Company  or  any
  Subsidiary,  or, to the  Company's  knowledge,  any member of their  immediate families or other affiliates,  is, directly or indirectly,  interested in or a party to any material  contract with the Company or any Subsidiary.  Except to the extent  permitted by the Senior Credit  Agreement (as defined in the Note)
  or as disclosed on SCHEDULE 3.7 or in the SEC Reports, neither the Company nor any Subsidiary is a guarantor or indemnitor of any  indebtedness or obligation of  any  other  person,  other  than  the  Company  or its  Subsidiaries.  The representations  contained in this Section 3.7 shall not be deemed to apply to the Purchaser or any of its affiliates.

        3.8 NO MATERIAL  ADVERSE  CHANGE.  Since the Latest  Statement Date, and
  except  as  disclosed  in the SEC  Reports,  there  has not been any  material adverse change in the business, assets,  liabilities,  condition (financial or otherwise),  operations or prospects of the Company, and no event has occurred or circumstance exists that may result in such a material adverse change.

        3.9  TITLE  TO  PROPERTIES  AND  ASSETS;  LIENS.  Except  to the  extent permitted by the Senior  Credit  Agreement  (as defined in the Note) or as set forth on  SCHEDULE  3.6 or  SCHEDULE  3.9 or in the SEC  Reports,  each of the
  Company and its  Subsidiaries  has good and marketable title to its properties and  assets,  including  the  properties  and assets  reflected  in the Latest
  Financial  Statements,  and good title to its leasehold estates,  in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than
  (i) those resulting from taxes that have not yet become delinquent, (ii) minor liens and  encumbrances  that do not materially  detract from the value of the property subject thereto or materially impair the operations of the Company or any  Subsidiary  and (iii) those that have  otherwise  arisen in the  ordinary course of business. All facilities,  machinery,  equipment, fixtures and other properties owned,  leased or used by the Company or any Subsidiary are in good operating  condition  and  repair  and are  reasonably  fit and usable for the purposes for which they are being used, reasonable wear and tear excepted.

        3.10 INTELLECTUAL  PROPERTY.  Except as set forth on SCHEDULE 3.10 or in the SEC Reports, each of the Company and its Subsidiaries owns or licenses all trademarks, service marks, trade names, copyrights, trade secrets, information and other proprietary  rights and processes  necessary for its business as now conducted and as proposed to be conducted,  without any known  infringement of the rights of others.

        3.11 COMPLIANCE WITH OTHER INSTRUMENTS.  Except as disclosed in SCHEDULE
  3.11 or the  SEC  Reports,  neither  the  Company  nor  any  Subsidiary  is in violation or default of any term of its Articles of  Incorporation  or Bylaws, or of any  provision  of  any  mortgage,  indenture,  contract,  agreement  or instrument  to which  it is party or by which it is bound or of any  judgment, decree,  order, writ, statute, rule or regulation applicable to the Company or any  Subsidiary  that would  materially  and  adversely  affect the  business,

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 37 of 68 Pages
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  assets,  liabilities,   condition  (financial  or  otherwise),  operations  or
  prospects of the Company.  The execution and delivery of, and the  performance of and  compliance  with the  transactions  contemplated  by, the  Transaction
  Documents,  and the  issuance  and sale of the Shares upon  conversion  of the
  Note,  will not,  with or without  the  passage of time or giving of notice or both,  result  in any  such  material  violation,  or be in  conflict  with or constitute  a default  under any such term,  or result in the  creation of any mortgage,  pledge,  lien,  encumbrance or charge upon any of the properties or assets  of the  Company  or any  Subsidiary  or  the  suspension,  revocation, impairment,  forfeiture or nonrenewal of any permit, license, authorization or approval  applicable  to  the  Company  or any  Subsidiary,  the  business  or operations of the Company or any Subsidiary or any of the assets or properties of the Company or any Subsidiary.

        3.12 LITIGATION. Except as disclosed in the SEC Reports, SCHEDULE 3.5 or
  SCHEDULE 3.12, there is no action, suit,  proceeding or investigation  pending or, to the Company's knowledge,  currently threatened against the Company that questions the validity of this Agreement or the other agreements  contemplated hereby or the right of the Company to enter into any of such agreements, or to
  consummate  the  transactions   contemplated  hereby  or  thereby.  Except  as
  disclosed  in the SEC  Reports,  SCHEDULE  3.5 or SCHEDULE  3.12,  there is no action,  suit,  proceeding  or  investigation  pending  or,  to the  Company's knowledge,  currently  threatened  against the Company or any Subsidiary  that could result, either individually or in the aggregate, in any material adverse
  change  in  the  business,  assets,   liabilities,   condition  (financial  or
  otherwise),  operations  or prospects of the Company,  or in any change in the current equity  ownership of the Company,  nor is the Company aware that there is any  basis  for the  foregoing.  Except as  disclosed  in the SEC  Reports,
  SCHEDULE 3.5 or SCHEDULE  3.12,  neither the Company nor any  Subsidiary  is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

        3.13 TAX RETURNS AND  PAYMENTS.  Except as disclosed  on SCHEDULE  3.13, each of the Company and its Subsidiaries  has filed all tax returns  (federal, state and local)  required  to be filed by it.  All taxes  shown to be due and payable on such  returns,  any  assessments  imposed,  and,  to the  Company's knowledge, all other taxes due and payable by the Company or any Subsidiary on or before  the  Closing  have been paid or will be paid prior to the time they become  delinquent.  The Company has not been  advised (i) that any of the tax returns of the Company or any Subsidiary  have been or are being audited as of the date hereof or (ii) of any  deficiency in assessment or proposed  judgment to federal, state or other taxes of the Company or any Subsidiary. The Company has no knowledge of any liability of any tax to be imposed upon the properties or assets of the Company or any  Subsidiary  as of the date of this  Agreement that is not adequately provided for.

        3.14  EMPLOYEES.   Neither  the  Company  nor  any  Subsidiary  has  any
  collective bargaining agreements with any of its employees.  There is no labor union organizing activity pending or, to the Company's  knowledge,  threatened with respect to the Company or any Subsidiary. Except as set forth on SCHEDULE
  3.14 or in the SEC Reports,  no executive  officer or key employee  (listed in the  Company's  most recent proxy  materials)  has any  agreement or contract, written or verbal,  regarding his employment.  Except as disclosed on SCHEDULE
  3.14 or in the SEC Reports,  neither the Company nor any Subsidiary is a party to or bound by any  currently  effective  deferred  compensation  arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee  compensation  plan or  agreement.  To the  Company's  knowledge,  no

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 38 of 68 Pages
----------------------                                    ----------------------

  employee of the Company or any  Subsidiary,  nor any consultant  with whom the
  Company or any Subsidiary has contracted, is in violation of any material term of any employment or consulting  agreement with the Company or any Subsidiary.
  Except as  disclosed  on SCHEDULE  3.14 or in the SEC  Reports,  no  executive officer or key employee  (listed in the Company's most recent proxy materials)
  of the  Company or any  Subsidiary  has been  granted  the right to  continued
  employment by the Company or any  Subsidiary  or to any material  compensation following  termination of employment with the Company or any  Subsidiary.  The
  Company is not aware that any executive officer or key employee (listed in the
  Company's  most  recent  proxy  materials),  or that any  group  of  executive officers  or  key  employees  (listed  in  the  Company's  most  recent  proxy materials),  intends to terminate his or their  employment with the Company or any  Subsidiary,  nor  does  the  Company  or any  Subsidiary  have a  present intention to terminate the employment of any executive  officer,  key employee
  (listed in the  Company's  most recent proxy  materials) or group of executive officers  or  key  employees  (listed  in  the  Company's  most  recent  proxy materials).

        3.15  REGISTRATION  RIGHTS.  Except as  disclosed  on  SCHEDULE  3.15 or required  pursuant  to the  Registration  Rights  Agreement,  the  Company  is
  presently  not  under any  obligation,  and has not  granted  any  rights,  to register  (as  defined  in  the  Registration  Rights  Agreement)  any  of the
  Company's presently  outstanding  securities or any of its securities that may hereafter be issued.

        3.16 COMPLIANCE WITH LAWS; PERMITS. Except as disclosed in SCHEDULE 3.16 or the SEC Reports,  neither the Company nor any Subsidiary is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign  government or any  instrumentality or agency thereof in respect of the conduct of its  business or the  ownership  of its  properties  that would materially and adversely affect the business, assets,  liabilities,  condition
  (financial  or  otherwise),   operations  or  prospects  of  the  Company.  No
  governmental orders,  permissions,  consents,  approvals or authorizations are required to be obtained and no registrations, filings, notices or declarations are required to be filed in connection with the execution and delivery of, and the performance of the transactions contemplated by, the Transaction Documents or the issuance of the Shares upon conversion of the Note, except such as have been duly and validly  obtained or filed,  or with respect to any filings that must be made after the Closing,  as will be filed in a timely manner.  Each of the Company and the Subsidiaries has all franchises, permits, licenses and any similar  authority  necessary  for the  conduct of its  business  as now being conducted by it, the lack of which could  materially and adversely  affect the business, assets, liabilities,  condition (financial or otherwise), operations or prospects of the Company, and the Company believes it can (and covenants to
  Purchaser  that it will) obtain any similar  authority  for the conduct of its business as planned to be conducted.

        3.17 ENVIRONMENTAL AND SAFETY LAWS. Except as disclosed in SCHEDULE 3.17 or the SEC Reports,  to the Company's  knowledge,  neither the Company nor any
  Subsidiary  is in  violation  of any  applicable  statute,  law or  regulation relating to the  environment or  occupational  health and safety,  and, to the
  Company's knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

        3.18  PRIVATE   OFFERING.   Assuming  the  truth  and  accuracy  of  the
  representations  and  warranties of the Purchaser  contained in Section 4, the offer,  sale and issuance of the Note (and the Shares issuable upon conversion of the  Note)  will  be  exempt  from  the  registration  requirements  of the

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CUSIP No. 078 107 109                   13D                  Page 39 of 68 Pages
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  Securities Act of 1933, as amended (the "SECURITIES  ACT"), and will have been registered or qualified (or are exempt from  registration  and  qualification)
  under the registration,  permit or qualification  requirements of the State of
  Texas.

        3.19 FULL  DISCLOSURE.  None of the  Transaction  Documents  nor the SEC
  Reports  contains any untrue statement of a material fact nor omits to state a material fact  necessary in order to make the statements  contained  herein or therein not misleading in light of the  circumstances in which they were made.
  There  are  no  facts  that  (individually  or in  the  aggregate)  materially adversely affect the business,  assets,  liabilities,  condition (financial or otherwise),  operations  or  prospects  of the Company  that have not been set forth in the  Transaction  Documents,  the SEC  Reports or in other  documents delivered to the Purchaser or its attorneys or agents in connection herewith.

        3.20  INVESTMENT  COMPANY  ACT. The Company is not, and will not use the proceeds from the Note in a manner so as to become,  an "investment  company,"
  within the meaning of the Investment Company Act of 1940, as amended.

        3.21 AMERICAN STOCK EXCHANGE  COMPLIANCE.  The Company's Common Stock is
  registered  pursuant to Section 12(b) of the Securities  Exchange Act of 1934,
  as amended (the "EXCHANGE  ACT"), and is listed on the American Stock Exchange
  (the "AMEX").  The Company has taken no action  designed to, or likely to have the effect of, and the  transactions  contemplated  by this Agreement will not have the effect of,  terminating  the  registration  of the Common Stock under
  Section  12(b) of the Exchange Act or  de-listing of the Common Stock from the
  Amex. Except as disclosed in SCHEDULE 3.21 or the SEC Reports, the Company has
  not  received  any  notification  that the  Commission,  the Amex or any other
  self-regulatory   organizational   body  is  contemplating   terminating  such
  registration or listing.

        3.22  REPORTING  STATUS.  The Company has filed all  documents  that the
  Company  was  required  to file  under the  Exchange  Act during the 12 months preceding the date of this Agreement. The SEC Reports complied in all material respects  with  the  applicable  requirements  of  the  Securities  Act or the
  Exchange  Act, as the case may be, and the  applicable  rules and  regulations
  promulgated   thereunder  as  of  their  respective   filing  dates,  and  the
  information contained therein as of the date thereof did not contain an untrue statement of a material  fact or omit to state a material  fact required to be stated  therein or necessary to make the statements  therein,  in light of the circumstances  under  which they were made,  not  misleading.  The Company has disclosed in Item 4 of the Company's Report on Form 10-Q for the quarter ended
  September  30,  2006  the   effectiveness  of  its  disclosure   controls  and
  procedures. The Company is not aware of any material weaknesses (as defined in
  Section 404 of the Sarbanes-Oxley Act) in its internal controls.

        3.23 NO MANIPULATION OF PRICE. Neither the Company nor, to the knowledge of the Company,  any agent or other person acting on behalf of the Company has taken or will, in violation of applicable  law, take any action designed to or that  might  reasonably  be  expected  to cause or  result  in,  or which  has constituted, stabilization or manipulation of the price of the Common Stock to facilitate  the  sale or  resale  of the  securities  issued  or  issuable  in connection with the transactions contemplated hereunder.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 40 of 68 Pages
----------------------                                    ----------------------

        3.24 FOREIGN CORRUPT PRACTICES; SARBANES-OXLEY.

        (a) Neither the Company nor, to the knowledge of the Company,  any agent or  other  person  acting  on  behalf  of the  Company  has  (i)  directly  or indirectly,  used any  corporate  funds  for  unlawful  contributions,  gifts, entertainment  or other  unlawful  expenses  related to  foreign  or  domestic political  activity,  (ii) made any  direct or  indirect  unlawful  payment to foreign or domestic  government  officials  or  employees or to any foreign or domestic  political parties or campaigns from corporate funds, (iii) failed to disclose  fully any  contribution  made by the  Company (or made by any person acting on its behalf of which the Company is aware)  which is in  violation of law, or (iv)  violated in any  material  respect any  provision of the Foreign
  Corrupt Practices Act of 1977, as amended.

        (b) The Company,  to its  knowledge,  is in  compliance  in all material respects with the  provisions of the  Sarbanes-Oxley  Act of 2002 (and related rules of the Commission) that are applicable to it as of the Closing Date.

        3.25 NO MATERIAL  TRANSACTIONS  OR EVENTS.  As of the Closing Date,  the
  Company  is not  aware of any  pending  or  proposed  merger,  acquisition  or disposition of assets that support 20% or more of current revenues, or revenue shortfall against publicly issued Company  guidance,  other than as previously disclosed in the SEC Reports or in a publicly disseminated press release.

        3.26 ACKNOWLEDGMENT  REGARDING THE PURCHASER'S PURCHASE OF THE NOTE. The
  Company  acknowledges  that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar  capacity)  with respect to the
  Transaction  Documents and the transactions  contemplated  hereby and thereby, and any advice given by the Purchaser or any of its  representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely  incidental  to the  Purchaser's  purchase of the
  Note.  The Company  further  represents  to the  Purchaser  that the Company's decision to enter into the Transaction  Documents has been based solely on the independent evaluation by the Company and its representatives.

        3.27  NO  GENERAL  SOLICITATION.  Neither  the  Company,  nor any of its
  affiliates,  nor any person acting on its or their behalf,  has engaged in any form of general  solicitation  or general  advertising  (within the meaning of
  Regulation D) in connection with the offer or sale of the Note and the Shares.

        3.28 NO INTEGRATED OFFERING. None of the Company, its Subsidiaries,  any
  of their  affiliates,  or any person  acting on their behalf has,  directly or indirectly,  made any offers or sales of any security or solicited  any offers to buy any security,  under  circumstances that would require  registration of any of the Note or the Shares under the  Securities Act or cause this offering to be  integrated  with prior  offerings  by the Company  for  purposes of the
  Securities Act or any applicable  shareholder approval provisions,  including, without  limitation,  under the  rules  and  regulations  of any  exchange  or automated  quotation  system on which any of the securities of the Company are listed or designated.

        3.29 OFF-BALANCE SHEET ARRANGEMENTS.  There is no material  transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 41 of 68 Pages
----------------------                                    ----------------------

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

      The  Purchaser  hereby  represents  and  warrants to the Company as of the
Closing Date, and agrees, as follows:

        4.1 INVESTMENT  REPRESENTATIONS.  The Purchaser understands that neither the offer nor the sale of the Note or the Shares has been registered under the
  Securities Act. The Purchaser also  understands that the Note is being offered and  sold  pursuant  to  an  exemption  from  registration  contained  in  the
  Securities Act based in part upon the Purchaser's representations contained in the Agreement. The Purchaser hereby represents and warrants as follows:

      (a)  PURCHASER   BEARS  ECONOMIC  RISK.  The  Purchaser  has   substantial
experience in  evaluating  and investing in private  placement  transactions  of securities  in  companies  similar  to the  Company  so  that it is  capable  of evaluating  the merits and risks of its  investment  in the  Company and has the capacity to protect its own interests. The Purchaser must bear the economic risk of this investment  indefinitely unless the Note (or the Shares) is subsequently registered  pursuant to the Securities Act, or an exemption from registration is available.  Except as contemplated by the  Registration  Rights  Agreement,  the
Purchaser has no present intention of selling or otherwise transferring the Note or the Shares,  or any interest  therein.  The Purchaser also  understands  that there is no assurance that any exemption from registration  under the Securities
Act will be available and that, even if available,  such exemption may not allow the Purchaser to transfer all or any portion of the Note or the Shares under the circumstances, in the amounts or at the times the Purchaser might propose.

      (b)   ACQUISITION   FOR  OWN  ACCOUNT.   Except  as  contemplated  by  the
Registration  Rights  Agreement,  the  Purchaser is  acquiring  the Note and the
Shares for the Purchaser's own account for investment  only, and not with a view towards their public distribution.

      (c)  PURCHASER  CAN  PROTECT  ITS  INTEREST.  By reason of its,  or of its management's business or financial experience, the Purchaser has the capacity to protect its own interests in connection  with the  transactions  contemplated in this Agreement,  the Note and the Registration  Rights Agreement.  Further,  the
Purchaser  is  aware  of  no  publication  of  any   advertisement   or  general
solicitation in connection with the transactions contemplated in the Agreement.

      (d) ACCREDITED  INVESTOR.  The Purchaser is an accredited  investor within the meaning of Regulation D of the Securities Act.

      (e) RESIDENCE.  The Purchaser is organized  under the laws of the State of
Texas and its principal office is located in the State of Texas.

      (f) RULE 144. The Purchaser  acknowledges and agrees that the Note and, if issued,  the  Shares  must be held  indefinitely  unless  they are  subsequently registered  under the Securities Act or an exemption from such  registration  is available.  The Purchaser has been advised or is aware of the provisions of Rule
144 promulgated under the Securities Act, which permits limited resale of shares purchased  in a private  placement  subject  to the  satisfaction  of  specified conditions.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 42 of 68 Pages
----------------------                                    ----------------------

      (g) ACCESS TO INFORMATION. The Purchaser has had an opportunity to discuss the Company's  business,  management  and  financial  affairs with the Company's management and to review the Company's  facilities.  The Purchaser  acknowledges that the Company has given the  Purchaser  access to the  corporate  records and accounts of the Company, has made its officers and representatives available for interview by the Purchaser  and has  furnished the Purchaser  with all documents and other  information  requested by the Purchaser to make an informed  decision with respect to the purchase of the Note.

        4.2 TRANSFER  RESTRICTIONS.  The Purchaser  acknowledges and agrees that the Note and, if issued,  the Shares are subject to  restrictions  on transfer and will bear restrictive legends.

        4.3 ORGANIZATION; AUTHORIZATION; BINDING OBLIGATIONS. The Purchaser is a
  limited  partnership  duly  organized,  validly  existing and in good standing under the laws of the  State of  Delaware.  The  Purchaser  has all  requisite limited  partnership power and authority to execute and deliver this Agreement and the Registration  Rights Agreement and to carry out its obligations  under the provisions of such documents.  This Agreement and the Registration  Rights
  Agreement,  when executed and delivered, will be valid and binding obligations of the Purchaser  enforceable  against the Purchaser in accordance  with their
  terms,   except  (i)  as  limited  by   applicable   bankruptcy,   insolvency,
  reorganization,  moratorium  or other  laws of general  application  affecting enforcement  of creditors'  rights,  (ii)  according to general  principles of equity that restrict the  availability of equitable  remedies and (iii) to the extent  that  the  enforceability  of the  indemnification  provisions  of the
  Registration Rights Agreement may be limited by applicable laws.

SECTION 5.  CONDITIONS FOR CLOSING

        5.1  CONDITIONS  FOR THE  COMPANY  TO  SATISFY.  The  obligation  of the
  Purchaser to purchase the Note as contemplated by this Agreement is subject to satisfaction of the following contingencies at or prior to Closing:

      (a) The Company shall have obtained all consents and approvals  from third parties,  governmental authorities and self-regulatory organizations required in connection herewith.

      (b) The Company  shall have  executed and  delivered  to the  Purchaser at
Closing the Transaction Documents.

      (c) The  Company's  board of  directors  shall have  approved  the Charter
Exemption Resolution.

SECTION 6.  COVENANTS

        6.1 USE OF PROCEEDS.  The Company will use the proceeds from the sale of the Note in  connection  with the  acquisition  of Skytel  business  and other general corporate purposes.

        6.2 LISTING. The Company shall promptly secure the listing of all of the
  Registrable  Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed (subject to official notice of issuance)
  and shall  maintain,  so long as any other  shares of Common Stock shall be so listed, such listing of all Registrable  Securities from time to time issuable

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 43 of 68 Pages
----------------------                                    ----------------------

  under the terms of the Transaction  Documents.  The Company shall maintain the
  Common Stock's authorization for listing on the Amex; provided,  however, that the Company makes no covenant regarding  applicable listing standards based on the  trading  price of the Common  Stock.  Neither  the Company nor any of its
  Subsidiaries shall take any action that would be reasonably expected to result in the delisting or suspension of the Common Stock on the Amex.

        6.3 NO INTEGRATED OFFERING. None of the Company, its Subsidiaries, their affiliates  or any person acting on their behalf will take any action or steps referred to in Section 3.28 that would require registration of any of the Note or the Shares  under the  Securities  Act or cause the offering of the Note or the Shares to be integrated with other offerings.

        6.4 RESERVATION OF SHARES. The Company shall take all action, including, without  limitation,  using  reasonable  best  efforts  to obtain  Shareholder
  Approval,  necessary  to have  authorized,  and  reserved  for the  purpose of issuance, the number of Shares issuable pursuant to the terms of the Note.

        6.5  SHAREHOLDER  APPROVAL.  The Company shall provide each  shareholder entitled to vote at the annual  meeting of  shareholders  of the Company  (the
  "SHAREHOLDER MEETING"), which shall be promptly called and held not later than
  May  31,  2007  (the  "SHAREHOLDER  MEETING  DEADLINE"),  a  proxy  statement, substantially  in the form which will have been  reviewed by the Purchaser and its  counsel,  soliciting  each  such  shareholder's  affirmative  vote at the
  Shareholder  Meeting for approval of a resolution  providing for the Company's issuance  of all of the  Shares  as  described  in the  Transaction  Documents
  (including all Shares  issuable under the Note) in accordance  with applicable law and the rules and  regulations of the Amex (such  affirmative  approval of
  such  matter  or  matters  being  referred  to  herein  as  the   "SHAREHOLDER
  APPROVAL"),  and the Company shall use its reasonable  best efforts to solicit its  shareholders'  approval of such  resolution and use its  reasonable  best efforts to cause the Board of  Directors  of the Company  (including a special committee of independent directors) to recommend to the shareholders that they approve such resolution.  The Company shall be obligated to seek to obtain the
  Shareholder  Approval by the Shareholder  Meeting Deadline.  In the event that the  shareholders  fail to approve  the matter or matters  referred  to in the first  sentence  of  this  Section  6.5 at the  2007  annual  meeting  (or any subsequent meeting), the Company shall seek approval for the matters set forth at each subsequent shareholder meeting until such matters are approved.

        6.6  BOARD  RESOLUTION.   Prior  to  the  closing  of  the  transactions
  contemplated  hereunder,  the  Company's  Board  of  Directors  shall  pass  a resolution  (the "Charter  Exemption  Resolution"),  in a manner that complies with  Article  Seven,  Section  2(a) of the  Company's  Restated  Articles  of
  Incorporation   and  otherwise   satisfactory  to  Purchaser,   exempting  all
  transactions  (whether  or  not  related  to  the  transactions   contemplated
  hereunder),  including  but  not  limited  to  equity  sales  and  acquisition
  transactions,   involving   Purchaser  or  any  affiliate   thereof  occurring
  subsequent to the date hereof from the special shareholder voting requirements of Article Seven of the Company's Restated Articles of Incorporation.

        6.7 CERTAIN  GOVERNANCE  PROVISIONS.  So long as Purchaser  beneficially owns 5% (which shall be deemed to include,  for the  avoidance  of doubt,  all shares of Common Stock issuable upon the conversion of the Note) of the shares

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 44 of 68 Pages
----------------------                                    ----------------------

  of Common Stock outstanding, Purchaser shall have the following governance and other rights:

      (a) Purchaser shall have the right, in its sole  discretion,  to designate two (2)  individuals  to the Company's  Board of Directors  (each,  a "Purchaser
Designee");  it being  further  agreed  that (1)  Purchaser  Designees  shall be removable by, and only by, Purchaser at any time in Purchaser's  discretion (and neither the Board of Directors nor any other  shareholder or shareholders  shall have the right to remove any Purchaser  Designee)  and (2) Purchaser  shall have the right in its sole  discretion to designate any replacement for any Purchaser
Designee, including to designate any director to fill any vacancy created by the removal, death, retirement or disqualification (or other cause) of any Purchaser
Designee.  The Company shall take any and all action  necessary so that promptly following the closing hereunder,  the Company's Board of Directors shall consist of six directors, of which two (2) shall be designees of Purchaser.

      (b) All standing committees of the Board of Directors of the Company shall include at least one designee of Purchaser, as determined by Purchaser; provided that the  foregoing  right  shall not apply in respect of any  committee  of the
Board of Directors on which all Purchaser  Designees  shall be prohibited  under the applicable SEC or exchange rules.

      (c) Any increase in the size of the Company's Board of Directors in excess of six shall require the consent of Purchaser.

      (d) Purchaser  shall have  pre-emptive  rights to acquire Common Stock (or other  securities) on the same terms offered to any other purchaser or potential purchaser to maintain the percentage level of Purchaser's  beneficial  ownership of Common  Stock  (giving  effect to the  transactions  contemplated  hereunder, including  any  conversion of the Note) in the event of any issuance or proposed issuance of equity or equity linked securities by the Company.

      (e) The Company's bylaws shall provide that (i) Purchaser is exempted from the  advance  notice  requirements  set  forth  in  2.01(h)(1)  and  2.10 of the
Company's bylaws and (ii) Purchaser's written consent shall be required to amend the  foregoing  exemption.  Prior to or  promptly  following  the closing of the transactions  contemplated  hereunder,  the Company's  Board of Directors  shall approve amendments to the Company's bylaws to give effect to the foregoing.

      (f) Purchaser and its affiliates  (including any further  acquisitions  of
Common Stock thereby)  shall be exempted from the provisions of any  shareholder rights agreement or plan or similar defensive mechanism adopted by the Company.

The Company,  including its Board of Directors,  agrees to take all such actions as shall be required to give full effect to the foregoing rights,  including (1)
taking all actions to ensure that the Company's  governing  documents are not at any  time  inconsistent  with the  foregoing  provisions  and (2) if  necessary, soliciting proxies from the shareholders of the Company eligible to vote for the election of Purchaser Designees.

        6.8 FURTHER  ASSURANCES.  Except to the extent  permitted  by the Senior
  Credit Agreement (as defined in the Note), each party shall do and perform, or cause to be done and  performed,  all such further acts and things,  and shall execute and deliver all such other agreements,  certificates,  instruments and documents, as the other party may reasonably request in order to carry out the

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 45 of 68 Pages
----------------------                                    ----------------------

  intent and accomplish the purposes of this Agreement and the  consummation  of the transactions contemplated hereby, including, without limitation, to enable the full conversion of the Note.

SECTION 7.  MISCELLANEOUS

        7.1 Governing Law. This  Agreement  shall be governed by the laws of the
  State of Texas,  without  regard to conflicts of law  principles.  EACH OF THE
  PARTIES TO THIS AGREEMENT  CONSENTS TO SUBMIT TO THE PERSONAL  JURISDICTION OF
  ANY STATE OR FEDERAL  COURT  SITTING  IN THE STATE OF TEXAS,  IN ANY ACTION OR
  PROCEEDING  ARISING  OUT OF OR  RELATING  TO THIS  AGREEMENT,  AGREES THAT ALL
  CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING  MAY BE HEARD AND  DETERMINED IN
  ANY SUCH COURT,  AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING  ARISING OUT
  OF OR RELATING TO THIS  AGREEMENT IN ANY OTHER  COURT.  EACH OF THE PARTIES TO
  THIS AGREEMENT AGREES NOT TO ASSERT IN ANY ACTION OR PROCEEDING ARISING OUT OF
  RELATING TO THIS AGREEMENT THAT THE VENUE IS IMPROPER,  AND WAIVES ANY DEFENSE
  OF  INCONVENIENT  FORUM TO THE  MAINTENANCE  OF ANY  ACTION OR  PROCEEDING  SO
  BROUGHT AND WAIVES ANY BOND,  SURETY OR OTHER  SECURITY THAT MIGHT BE REQUIRED
  OF ANY OTHER PARTY WITH RESPECT THERETO.

        7.2 SURVIVAL. The representations,  warranties, covenants and agreements made  herein  shall  survive  any  investigation  made by the  parties and the closing of the transactions  contemplated hereby until the earlier to occur of
  (a) the Maturity Date (as defined in the Note) of the Note and (b) the payment
  (or  conversion)  in full of the principal  amount of the Note and any accrued but unpaid interest thereon;  provided that,  notwithstanding  anything to the contrary,  the  provisions  set forth in Section 6.7 hereof  shall  survive in accordance with the express terms of Section 6.7. All statements as to factual matters  contained in any certificate or other  instrument  delivered by or on behalf of the Company  pursuant  hereto in  connection  with the  transactions contemplated  hereby shall be deemed to be  representations  and warranties by the Company hereunder solely as of the date of such certificate or instrument.

        7.3  SUCCESSORS  AND  ASSIGNS.  Except as otherwise  expressly  provided herein,  the  provisions  hereof shall inure to the benefit of, and be binding upon, the successors,  assigns,  heirs,  executors and  administrators  of the parties  hereto and shall inure to the benefit of and be  enforceable  by each person who shall be a holder of the Note or the Shares from time to time.  The
  Company shall not assign this Agreement or any rights or obligations hereunder without the prior written  consent of the Purchaser.  The Purchaser may assign some or all of its  rights  hereunder  (other  than the  rights  set  forth in
  Section 6.7 hereof,  except Section 6.7(f) which  exemption  shall continue to apply to any transferee of the Note in respect of Shares issuable  thereunder)
  without  the  consent of the  Company  in  connection  with a transfer  by the
  Purchaser of any of the Notes or the Shares.

        7.4 ENTIRE AGREEMENT.  The Transaction Documents and the other documents delivered  pursuant hereto  constitute the full and entire  understanding  and agreement  between the parties with regard to the subjects  hereof and thereof and no party  shall be  liable  or bound  to the  other in any  manner  by any

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 46 of 68 Pages
----------------------                                    ----------------------

  representations,  warranties, covenants and agreements, except as specifically set forth herein and therein.

        7.5 SEVERABILITY. The invalidity,  illegality or unenforceability of one or more of the  provisions  of this  Agreement in any  jurisdiction  shall not affect the  validity,  legality or  enforceability  of the  remainder  of this
  Agreement in such jurisdiction or the validity,  legality or enforceability of this Agreement,  including any such provision,  in any other jurisdiction,  it being intended that all rights and obligations of the parties  hereunder shall be enforceable to the fullest extent permitted by law.

        7.6 AMENDMENT AND WAIVER. This Agreement may be amended or modified, and any provision  hereunder may be waived,  only upon the written  consent of the
  Company and the Purchaser.

        7.7 NOTICES.  All notices,  requests,  consents and other communications hereunder  shall be made in writing and shall be deemed given (i) when made if made by hand  delivery,  (ii) one business day after being  deposited  with an overnight courier if made by courier guaranteeing overnight delivery, (iii) on the date  indicated  on the  notice of receipt  if made by  first-class  mail, return  receipt  requested or (iv) on the date of  confirmation  of receipt of transmission by facsimile, addressed as follows:

      (a)   if to the Company, at

            Bell Industries, Inc.
            8888 Keystone Crossing
            Suite 1700
            Indianapolis, Indiana 46240
            Facsimile: (317) 715-6816
            Attention:  Chief Financial Officer

            with a copy to:

            Manatt, Phelps & Phillips, LLP
            11355 West Olympic Boulevard
            Los Angeles, CA 90064
            Facsimile:  (310) 914-5712
            Attention:  Mark Kelson, Esq.

      (b)   if to the Purchaser, in care of:

            Newcastle Partners, L.P.
            200 Crescent Court, Suite 1400
            Dallas, TX  75201
            Facsimile:  (214) 661-7475
            Attention:  Evan D. Stone, Esq.

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 47 of 68 Pages
----------------------                                    ----------------------

        7.8 INDEMNIFICATION BY THE COMPANY.  The Company agrees to indemnify and hold the Purchaser  harmless  against any loss,  liability,  damage or expense
  (including  reasonable  legal fees and costs) that the  Purchaser  may suffer, sustain or become  subject to as a result of or in connection  with the breach by the Company of any representation,  warranty,  covenant or agreement of the
  Company contained in any of the Transaction Documents; provided, however, that no  indemnification  shall be required hereunder for the negligence or willful misconduct  of  the  Purchaser  or  breach  by  the  Purchaser  of  any of the representations and warranties set forth in Section 4 hereof. In case any such action is brought  against  the  Purchaser,  the  Company  will be entitled to participate  in  and  assume  the  defense  thereof  with  counsel  reasonably satisfactory  to the  Purchaser,  and after  notice  from the  Company  to the
  Purchaser of its election to assume the defense thereof, the Company shall not be responsible  for any legal or other expenses  subsequently  incurred by the
  Purchaser  in  connection  with the  defense  thereof;  provided,  that if the
  Purchaser shall have reasonably  concluded that there may be one or more legal defenses  available to the Purchaser  which  conflict in any material  respect with those  available to the Company,  the Company shall not have the right to assume the defense of such action on behalf of the  Purchaser  and the Company shall reimburse the Purchaser for that portion of the fees and expenses of one counsel retained by the Purchaser.

        7.9 EXPENSES.  The Company  agrees to pay or reimburse the Purchaser for its  reasonable  legal fees and expenses  incurred by Purchaser in  connection with the negotiation  and execution of the  Transaction  Documents and any and all expenses that Purchaser may incur after the date hereof in connection with the  granting of any waiver with  respect to, the  modification  of any of the terms  or  provisions  of,  or the  enforcement  of  any  of  the  Transaction
  Documents.

        7.10 TITLES AND SUBTITLES. The titles of the sections and subsections of the  Agreement  are  for  convenience  of  reference  only  and  are not to be considered in construing this Agreement.

        7.11  COUNTERPARTS.  This  Agreement  may be delivered  via facsimile or other means of electronic communication,  and may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

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CUSIP No. 078 107 109                   13D                  Page 48 of 68 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the  parties  hereto  have  hereunto  affixed  their signatures.

BELL INDUSTRIES, INC.                   NEWCASTLE PARTNERS, L.P.
                                        By: Newcastle  Capital  Management, L.P.
                                        its General Partner

By                                      By
  ----------------------------------      ----------------------------------

Its                                     Its
   ---------------------------------       ---------------------------------

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 49 of 68 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                  FORM OF NOTE

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 50 of 68 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                      FORM OF REGISTRATION RIGHTS AGREEMENT

----------------------                                    ----------------------
CUSIP No. 078 107 109                   13D                  Page 51 of 68 Pages
----------------------                                    ----------------------

                                                                       Exhibit 4

                          REGISTRATION RIGHTS AGREEMENT

      THIS REGISTRATION RIGHTS AGREEMENT (the "AGREEMENT") is entered into as of
January 27, 2007, by and between BELL INDUSTRIES, INC., a California corporation
(the "COMPANY"),  and NEWCASTLE PARTNERS,  L.P. a Texas limited partnership (the
"INVESTOR").

                                R E C I T A L S :

      WHEREAS,  the Company has entered  into that certain  Purchase  Agreement, dated  as of the date  hereof  (the  "PURCHASE  AGREEMENT"),  with the  Investor pursuant  to which the  Company  has agreed to issue and sell to the  Investor a convertible promissory note (the "NOTE");

      WHEREAS,  the Company has agreed to grant certain registration rights with respect to the shares of the Company's  Common Stock issuable upon conversion of the Note;

      NOW,  THEREFORE,  in  consideration  of the  foregoing  and of the  mutual promises  and  covenants  contained  herein,  and for  other  good and  valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

      Capitalized  terms used but not defined  herein shall have the  respective meanings given to them in the Purchase Agreement.

      As used herein,  the following  terms shall have the following  respective meanings:

      1.1 "COMMISSION" shall mean the U.S. Securities and Exchange Commission or any other successor federal agency at the time administering the Securities Act.

      1.2   "COMMON STOCK" shall mean the Company's common stock.

      1.3  "EXCHANGE  ACT" shall mean the  Securities  Exchange Act of 1934,  as amended,  or any similar  federal  statute and the rules and  regulations of the
Commission thereunder, all as the same shall be in effect at the time.

      1.4  "HOLDERS"  shall mean and include  the  Investor  and any  transferee thereof who holds Registrable Securities of record.

      1.5 "REGISTER,"  "REGISTERED" and  "REGISTRATION"  refer to a registration effected by preparing and filing with the Commission a registration statement in compliance  with the  Securities  Act,  and the  declaration  or ordering by the
Commission of the effectiveness of such registration statement.

      1.6 "REGISTRABLE  SECURITIES" means any and all shares of Common Stock (i)
issued or issuable upon  conversion of the Note and (ii) issued or issuable with respect  to the  Common  Stock  referred  to in clause  (i) above upon any stock split, stock dividend, recapitalization,  reclassification,  exchange, merger or

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other similar  event.  The term  "Registrable  Securities"  shall exclude in all cases, however, such shares of Common Stock (i) following their sale by a Holder to the public pursuant to a registered  offering or pursuant to Rule 144 or (ii)
sold in a private  transaction in which the Holder's  registration  rights under this Agreement are not assigned.

      1.7  "REGISTRATION  EXPENSES"  shall  mean all  reasonable  and  customary expenses  incurred by the Company in complying  with Articles 2, 3 and 5 hereof, including,  without limitation, all registration,  qualification and Commission,
National  Association  of Securities  Dealers,  Inc.,  stock  exchange and other filing fees, printing expenses,  duplication  expenses relating to copies of any registration statement or prospectus delivered to any Holders, escrow fees, fees and  disbursements of legal counsel for the Company,  fees and  disbursements of the Company's accountants and blue sky fees and expenses.

      1.8 "RULE 144" shall mean Rule 144 under the  Securities  Act or any other similar rule or regulation then in effect.

      1.9 "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, or any similar  federal  statute and the rules and  regulations  of the  Commission thereunder, all as the same shall be in effect at the time.

      1.10 "SELLING  EXPENSES" shall mean all underwriting  fees,  discounts and selling  commissions  applicable  to the  Registrable  Securities  registered on behalf of the Holders and the fees and expenses of any special  counsel  engaged by the Holders.

                                    ARTICLE 2
                              REQUIRED REGISTRATION

      2.1   REQUEST FOR REGISTRATION.

      (a) At any time from and after the date  hereof,  the  Investor may make a written  request  to the  Company  to file a  registration  statement  under the
Securities Act covering all or part of the  Registrable  Securities then held by the  Investor.  No later than 30 days  following  its  receipt  of such  written request (the "DEMAND  REGISTRATION  FILING DATE"),  the Company will prepare and file with the  Commission a  registration  statement  under the  Securities  Act covering all of the Registrable Securities requested to be included therein, and the Company will use its reasonable best efforts to obtain the  effectiveness of such  registration  as soon as  practicable  as would permit or  facilitate  the original  issuance  or  subsequent  resale and  distribution  of all  securities requested  to be  registered.  If,  however,  the Company  shall  furnish to the
Investor a  certificate  signed by the Chief  Operating  Officer of the  Company prior to the Demand  Registration  Filing Date stating  that,  in the good faith judgment  of the  Board of  Directors  of the  Company,  it  would be  seriously detrimental to the Company and its shareholders for such registration  statement to be filed by reason of a material pending transaction,  then the Company shall have the right to defer such  filing for a period of not more than 90 days after the Demand Registration  Filing Date. Such registration  statement shall contain
(unless the Investor otherwise directs) substantially the "Plan of Distribution"
attached hereto as ANNEX A.

      (b) The  Company  shall be  obligated  to  effect  only  one  registration pursuant to this Section 2.1,  subject to the  provisions of Section 2.2. If any registration  is commenced  pursuant to this Section 2.1 and is not  consummated

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for any reason whatsoever (a "FAILED  REGISTRATION"),  such Failed  Registration shall not be deemed to constitute a registration  under this Section 2.1 and the
Investor  shall retain its rights  pursuant to this Section 2.1. Any expenses in connection with a Failed Registration shall be paid in accordance with Article 4 hereof.

      2.2 SHELF  REGISTRATION.  At any time from and after the date  hereof  and from time to time,  the  Investor  may make a written  request to the Company to prepare and file with the Commission a shelf  registration  statement  under the
Securities Act covering all of the Registrable  Securities then outstanding on a delayed or continuous  basis  pursuant to Section 415 of the  Securities  Act (a
"SHELF  REGISTRATION").  No later  than 30 days  following  its  receipt of such written request (the "SHELF REGISTRATION FILING DATE"), the Company will prepare and file with the Commission a registration  statement  under the Securities Act covering all of the Registrable  Securities requested to be included therein and the Company will use its reasonable best efforts to obtain the  effectiveness of such  registration  as soon as  practicable  as would permit or  facilitate  the original  issuance  or  subsequent  resale and  distribution  of all  securities requested to be registered hereunder.  If, however, the Company shall furnish to the Holders a certificate  signed by the Chief Operating  Officer of the Company within 30 days of the Shelf  Registration  Filing Date stating that, in the good faith  judgment of the Board of Directors of the Company,  it would be seriously detrimental to the Company and its shareholders for such registration  statement to be filed by reason of a material pending transaction,  then the Company shall have the right to defer such  filing for a period of not more than sixty 90 days after the Shelf  Registration  Filing Date.  Such  registration  statement shall contain  (unless  the  Holders  otherwise  direct)  substantially  the  "Plan of
Distribution"  attached  hereto  as ANNEX  A.  Notwithstanding  anything  to the contrary,  in the case of any shelf  registration  pursuant to this Section 2.2, the  Company  shall  use  its  reasonable  best  efforts  to keep  the  relevant registration  statement  effective until the date as of which all the securities requested to be registered  (including whether or not subsequently  transferable under Rule 144) under the shelf registration  statement have been disposed of in a manner described  therein.  Notwithstanding  anything to the contrary,  in the event that the Company is not eligible to effect a Shelf Registration,  (a) this
Section 2.2 shall not apply and (b) Investor  shall have two (as opposed to one)
demand  rights  pursuant to Section 2.1;  provided that the Company shall not be obligated to effect more than one demand registration pursuant to Section 2.1 in any twelve consecutive calendar months.

      2.3   UNDERWRITING.

      (a) The resale  distribution of the Registrable  Securities covered by the registration  statements  referred  to in  Section  2.1 and 2.2  above  shall be effected by means of the method of distribution  selected by the Holders holding a majority in  interest of the  Registrable  Securities.  The Holders  holding a majority in interest of the  Registrable  Securities  may also change the resale distribution  method from time to time (subject to amendment of the registration statement at the expense of the Holders as required to describe  such  changes).
If such  distribution is effected by means of an underwriting,  the right of any
Holder to registration pursuant to this Article 2 shall be conditioned upon such
Holder's  participation in such  underwriting and the inclusion of such Holder's
Registrable Securities in the underwriting to the extent provided herein.

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      (b) If such  distribution  is  effected by means of an  underwriting,  the
Company  (together  with all Holders  proposing to distribute  their  securities through  such  underwriting)  shall  enter  into an  underwriting  agreement  in customary  form with a managing  underwriter of nationally  recognized  standing selected  for such  underwriting  by a majority  in  interest of the Holders and approved  by  the  Company  (such  consent  not  to be  unreasonably  withheld);
provided,  however,  that the  liability of each Holder  thereunder  shall in no event exceed an amount equal to the net proceeds  from the offering  received by such Holder.

      (c) Notwithstanding any other provision of this Article 2, if the managing underwriter determines that marketing factors require a limitation of the number of  shares to be  underwritten,  the  Company  shall so advise  all  Holders  of
Registrable Securities, and the number of shares of Registrable Securities to be included in the underwriting shall be allocated among the Holders of Registrable
Securities  that have elected to participate in such  underwritten  offering pro rata  according  to the number of  Registrable  Securities  held by each Holder.
Without the consent of a majority in  interest  of the  Holders,  no  securities other than Registrable Securities shall be covered by such registration.

      (d) If any  Holder  disapproves  of the  terms of the  underwriting,  such
Holder may elect to withdraw  therefrom by written  notice to the  Company,  the managing  underwriter  and the other Holders,  and the  applicable  registration shall be deemed to be a Failed  Registration  (and the Investor shall retain its demand rights) for purposes of Section 2.1(b) hereof. The Registrable Securities so withdrawn shall also be withdrawn from registration.

                                    ARTICLE 3
                              COMPANY REGISTRATION

      3.1 NOTICE OF  REGISTRATION  TO  INVESTOR.  If at any time or from time to time from and after the date hereof, the Company shall determine to register any of its  securities,  either  for its own  account  or the  account of a security holder or holders,  other than (i) a  registration  relating  solely to employee benefit plans on Form S-8 (or any successor  form),  (ii) a registration on Form
S-4 (or any  successor  form),  (iii) a  registration  on any form that does not permit  secondary  sales  or (iv) a  registration  relating  solely  to a rights offering, the Company will:

      (a) promptly give to the Investor written notice thereof; and

      (b) include in such registration (and any related qualification under blue sky laws or other compliance),  and in any underwriting involved therein, all of the Registrable  Securities specified in a written request,  made within 15 days after  receipt of such  written  notice  from the Company  described  in Section
3.1(a),  by the Investor,  but only to the extent that the original  issuance or resale distribution of such Registrable  Securities is not already covered by an effective registration statement under Article 2 above.

      3.2   UNDERWRITING.

      (a) If the  registration  of which  the  Company  gives  notice  is for an offering involving an underwriting,  the Company shall so advise the Investor as part of the written notice given pursuant to Section 3.1(a).  In such event, the right of the  Investor  to  registration  pursuant  to this  Article  3 shall be conditioned  upon the  Investor's  participation  in such  underwriting  and the

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inclusion of the Investor's  Registrable  Securities in the  underwriting to the extent  provided  herein.  The Investor shall  (together with the Company) enter into an underwriting  agreement in customary form with the managing  underwriter selected for such  underwriting  by the  Company;  provided,  however,  that the liability of the Investor thereunder shall in no event exceed an amount equal to the net proceeds from the offering received by the Investor.

      (b) Notwithstanding any other provision of this Article 3, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten,  the Company shall so advise the Investor, and the number of shares of Common  Stock to be included in such  registration  shall be allocated as follows:  (i) first, for the account of the Company,  all shares of
Common  Stock  proposed  to be sold by the  Company;  and (ii)  second,  for the account of the Investor and any other shareholders of the Company  participating in such  registration,  the  number of shares of Common  Stock  requested  to be included in the  registration  by the  Investor and such other  shareholders  in proportion,  as nearly as practicable,  to the respective  number of shares that are proposed to be offered and sold by the Investor and such other  shareholders at the time of filing the registration  statement.  No Registrable Securities or other shares of Common Stock excluded from the underwriting in this Article 3 by reason of the  underwriters'  marketing  limitation  shall be  included  in such registration.

      (c) The Company  shall so advise the Investor  and the other  shareholders distributing  their securities  through such underwriting of any such limitation and the  number of  shares  that may be  included  in the  registration.  If the
Investor  disapproves  of the terms of any such  underwriting,  the Investor may elect to withdraw  therefrom  by written  notice to the Company and the managing underwriter.  Any securities  excluded or withdrawn from such underwriting shall be withdrawn from such registration.

      (d) The  Company  shall  have  the  right to  terminate  or  withdraw  any registration  initiated by it under this Article 3 prior to the effectiveness of
such  registration,   whether  or  not  the  Investor  has  elected  to  include
Registrable  Securities in such  registration;  provided that the Investor shall have the right to convert such registration into a demand  registration  covered by Section 2.1 hereof.

                                    ARTICLE 4
                            EXPENSES OF REGISTRATION

      All Registration  Expenses  incurred in connection with any  registration, qualification  or  compliance  pursuant  to  Articles  2,  3 and 5  hereof,  the reasonable fees of one counsel for the Holders of Registrable  Securities in the case of a registration in which a Holder  participates and any other similar out of pocket expenses  incurred by any Holder or Holders pursuant to any applicable underwriting  agreement in connection  with a registration  hereunder  shall, in each case, be borne by the Company. All Selling Expenses relating to Registrable
Securities registered on behalf of a Holder shall be borne by such Holder.

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                                    ARTICLE 5
                             REGISTRATION PROCEDURES

      (a) In the case of each  registration  effected by the Company pursuant to this  Agreement,  the Company will keep each Holder advised in writing as to the initiation of each  registration and as to the completion  thereof.  The Company agrees to use its reasonable  best efforts to effect or cause such  registration to permit the sale of the Registrable  Securities covered thereby by the Holders thereof in  accordance  with the  intended  method or  methods  of  distribution thereof  described  in such  registration  statement.  In  connection  with  any registration of any Registrable Securities, the Company shall:

            (i) prepare and file with the  Commission a  registration  statement with respect to such  Registrable  Securities and use its reasonable  best efforts to cause such registration statement filed to become effective;

            (ii)  prepare  and file  with the  Commission  such  amendments  and supplements to such  registration  statement and the  prospectus  included therein as may be necessary to effect and  maintain the  effectiveness  of
      such  registration   statement   pursuant  to  the  applicable  rules  and
      regulations of the Commission and the instructions  applicable to the form of such registration statement (provided,  however, that the Company shall not  be  obliged  to  maintain  the  effectiveness  of  such  registration statement  longer than through the earlier of (A) two years  following the effective  date of such  registration  statement  and (B) such time as all
      Registrable  Securities  registered  thereunder have been sold pursuant to
      such  registration   statement),   and  furnish  to  the  Holders  of  the
      Registrable  Securities  covered  thereby copies of any such supplement or amendment prior to its use and/or filing with the Commission;

            (iii)  permit  one legal  counsel  for the  Holders  of  Registrable
      Securities  to be  included  in a  registration  statement  to review  and comment upon a registration statement,  and all amendments and supplements thereto,  within a reasonable  amount of time prior to its filing with the
      Commission,  and not file any  registration  statement,  or  amendment  or supplement  thereto,  in a form to which such legal counsel reasonably and timely objects.  The Company shall furnish to such legal counsel,  without charge, copies of any correspondence from the Commission to the Company or its representatives relating to any registration statement;

            (iv)  promptly  notify the Holders of  Registrable  Securities to be included in a  registration  statement  hereunder,  the sales or placement agent,  if any,  therefor and the managing  underwriter  of the securities being sold, and confirm such advice in writing, (A) when such registration statement or the prospectus  included therein or any prospectus  amendment or supplement or post-effective amendment has been filed and, with respect to such registration statement or any post-effective  amendment,  when the same has become  effective,  (B) of the issuance by the  Commission of any stop order suspending the effectiveness of such registration  statement or the initiation of any proceedings for that purpose,  (C) of the receipt by the Company of any  notification  with  respect to the  suspension  of the qualification  of the Registrable  Securities for sale in any jurisdiction or the initiation or  threatening of any proceeding for such purpose,  (D)
      of any request by the  Commission  for any  amendment or  supplement  to a

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      registration statement or related prospectus or related information or (E)
      if, at any time when a prospectus  is required to be  delivered  under the
      Securities Act, such registration statement or prospectus, or any document incorporated  by  reference  in any of the  foregoing,  contains an untrue statement of a material  fact or omits to state any material fact required to be stated  therein or  necessary  to make the  statements  therein  not misleading in light of the  circumstances  then  existing.  In the case of clause (E), the Company shall  promptly  prepare a supplement or amendment to such  registration  statement  to  correct  such  untrue  statement  or omission;

            (v) use its reasonable  best efforts to obtain the withdrawal of any order suspending the effectiveness of such  registration  statement or any post-effective  amendment thereto or of any order suspending or preventing the use of any related  prospectus or suspending the  qualification of any
      Registrable Securities included in such registration statement for sale in any jurisdiction at the earliest practicable date;

            (vi) furnish to each Holder of Registrable Securities to be included in such registration  statement hereunder,  each placement or sales agent, if any, therefor and each underwriter,  if any, thereof, without charge, a conformed  copy of such  registration  statement  and  any  amendment  and supplement  thereto (in each case  including  all exhibits  and  documents incorporated  by  reference)  and such number of copies of the  prospectus included  in  such  registration  statement  (including  each  preliminary prospectus,  any summary prospectus and any free writing prospectus),  and any amendment or supplement  thereto,  as such Holder,  agent, if any, and underwriter,  if any, may  reasonably  request in order to facilitate  the disposition of the Registrable  Securities  owned by such Holder,  sold by such agent or underwritten by such  underwriter and to permit such Holder, agent and underwriter to satisfy the prospectus  delivery  requirements of the Securities Act;

            (vii) use its reasonable best efforts to (A) register or qualify the
      Registrable Securities to be included in such registration statement under such other  securities  laws or blue sky laws of such states of the United
      States or the District of Columbia as may be  reasonably  requested by the
      Holders of a majority of such Registrable Securities participating in such registration,  each  placement  or sales  agent,  if any,  therefor or the managing  underwriter,  if any,  thereof,  (B) keep such  registrations or qualifications in effect and comply with such laws at all times during the period  described in Section 5(a)(ii) above, and (C) take any and all such actions as may be reasonably  necessary to enable such Holder,  agent,  if any,  and  underwriter,  if any, to  consummate  the  disposition  in such jurisdictions of such Registrable Securities;  provided,  however, that in order to fulfill the foregoing  obligations under this Section  5(a)(vii), the  Company  shall  not  (unless  otherwise  required  to do  so  in  any jurisdiction)  be required to (1)  qualify  generally  to do business as a foreign  company  or a  broker-dealer,  (2)  execute a general  consent to service of process or (3) subject itself to taxation;

            (viii) furnish,  at the request of the Holders of a majority of such
      Registrable  Securities  participating in such  registration,  on the date that such  Registrable  Securities are delivered to the  underwriters  for sale, if such securities are being sold through underwriters,  or, if such securities are not being sold through  underwriters,  on the date that the

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      registration  statement with respect to such securities becomes effective,
      (i) an opinion, dated as of such date, of counsel representing the Company for  the  purposes  of such  registration,  in form  and  substance  as is customarily  given to underwriters in an underwritten  public offering and reasonably  satisfactory  to  a  majority  in  interest  of  the  Holders, addressed  to the  underwriters,  if any,  and to such  Holders and (ii) a letter,  dated as of such  date,  from the  independent  certified  public accountants of the Company,  in form and substance as is customarily given
      by  independent   certified  public  accountants  to  underwriters  in  an
      underwritten public offering and reasonably  satisfactory to a majority in interest of the Holders,  addressed to the  underwriters,  if any, and, if permitted by applicable accounting standards, to such Holders; and

            (ix)  otherwise use its  reasonable  best efforts to comply with all applicable  rules and regulations of the Commission in connection with any registration hereunder.

      (b) The Company may require each Holder of  Registrable  Securities  as to which any  registration  is being  effected to furnish in writing to the Company such information  regarding such Holder and such Holder's method of distribution of such  Registrable  Securities as the Company may from time to time reasonably request.  Each  such  Holder  agrees  to  notify  the  Company  as  promptly  as practicable of any inaccuracy or change in information  previously  furnished by such  Holder to the  Company  or of the  occurrence  of any event as a result of which any prospectus relating to such registration  contains an untrue statement of a material fact regarding such Holder or the distribution of such Registrable
Securities  or omits to state any  material  fact  regarding  such Holder or the distribution  of such  Registrable  Securities  required to be stated therein or necessary  to make  the  statements  therein  not  misleading  in  light  of the circumstances  then  existing,  and  promptly  to  furnish  to the  Company  any additional  information  required to correct and update any previously furnished information or required so that such prospectus shall not contain,  with respect to such Holder or the  distribution of such  Registrable  Securities,  an untrue statement  or a material  fact or omit to state a material  fact  required to be stated  therein or necessary to make the  statements  therein not  misleading in light of the circumstances then existing.

      (c) Each of the Holders will comply with the  provisions of the Securities
Act with respect to disposition of the Registrable  Securities to be included in any registration statement filed by the Company.

                                    ARTICLE 6
                                 INDEMNIFICATION

      6.1  The  Company  will  indemnify  each  Holder,  each  of its  officers, directors and partners, such Holder's legal counsel and independent accountants, if any, each person  controlling such Holder within the meaning of Section 15 of the Securities Act, each  underwriter,  if any, and each person who controls any underwriter  within the meaning of Section 15 of the  Securities Act against all expenses,  claims,  losses,  damages  and  liabilities  (or  actions  in respect thereof),  including  any  of  the  foregoing  incurred  in  settlement  of  any litigation,  commenced  or  threatened,  arising  out of or based on any  untrue statement (or alleged  untrue  statement)  of a material  fact  contained in any registration statement or prospectus, or any amendment or supplement thereto, or any omission (or alleged  omission) to state therein a material fact required to

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be stated therein or necessary to make the statements therein not misleading, or any  violation by the Company of any rule or  regulation  promulgated  under the
Securities  Act or any state  securities  laws  applicable  to the  Company  and relating  to action or  inaction  by the  Company  in  connection  with any such registration,  qualification or compliance, and will reimburse each such Holder, each of its officers,  directors and partners,  such Holder's  legal counsel and
independent  accountants,   each  person  controlling  such  Holder,  each  such
underwriter and each person who controls any such  underwriter for any legal and other expenses reasonably  incurred in connection with investigating,  preparing or  defending  any such claim,  loss,  damage,  liability  or action;  provided, however, that the Company will not be liable in any such case to the extent that any such expense,  claim, loss, damage,  liability or action arises out of or is based on any untrue  statement  or  omission  or  alleged  untrue  statement  or omission  made in  reliance  upon and in  conformity  with  written  information furnished to the Company by such Holder  expressly for use in such  registration statement or prospectus, or any amendment or supplement thereto.

      6.2 Each Holder will, if  Registrable  Securities  held by such Holder are included  in the  securities  as to which such  registration,  qualification  or compliance  is being  effected,  severally  indemnify  the Company,  each of its directors and  officers,  its legal counsel and  independent  accountants,  each underwriter,  if any, of the Company's securities covered by such a registration statement,  each person who controls the Company or such underwriter  within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers, directors, partners, legal counsel and independent accountants, if any, and each person controlling such Holder within the meaning of Section 15 of
the  Securities  Act,  against  all  expenses,   claims,   losses,  damages  and
liabilities  (or actions in respect  thereof),  including  any of the  foregoing incurred in settlement of any litigation,  commenced or threatened,  arising out of or based on any untrue statement (or alleged untrue  statement) of a material fact  contained  in  any  such  registration  statement  or  prospectus,  or any amendment or supplement  thereto, or any omission (or alleged omission) to state therein a material fact  required to be stated  therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors,  officers,  partners,  legal counsel,  independent  accountants, underwriters  and control  persons for any legal and other  expenses  reasonably incurred in  connection  with  investigating,  preparing or  defending  any such claim, loss,  damage,  liability or action, in each case to the extent, but only to the extent,  that such untrue  statement  (or alleged  untrue  statement)  or omission  (or  alleged  omission)  is  made in such  registration  statement  or prospectus or amendment or  supplement  in reliance upon and in conformity  with written  information  furnished  to the  Company by such Holder  regarding  such
Holder and/or such  Holder's  method of  distribution  expressly for use in such registration  statement or prospectus,  or any amendment or supplement  thereto;
provided,  however,  that the  obligations  of each  Holder  hereunder  shall be limited to an amount  equal to the net  proceeds to such  Holder of  Registrable
Securities sold pursuant to such registration statement.

      6.3 Each party  entitled  to  indemnification  under  this  Article 6 (the
"INDEMNIFIED  PARTY")  shall  give  notice  to the  party  required  to  provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the  Indemnifying  Party to assume  the  defense of any such claim or any litigation  resulting  therefrom,  provided  that  counsel for the  Indemnifying
Party,  who shall  conduct  the  defense of such claim or  litigation,  shall be approved by the  Indemnified  Party (whose  approval shall not  unreasonably  be withheld). The Indemnified Party may participate in such defense at such party's

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expense;  provided,  however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified  Party if  representation  of both parties by the same counsel would be inappropriate due to actual or potential  conflicts of interest. The failure of any Indemnified Party to give notice as provided herein shall  not  relieve  the  Indemnifying  Party  of  its  obligations  under  this
Agreement,  unless such failure is materially  prejudicial to the ability of the
Indemnifying  Party to defend the action. No Indemnifying  Party, in the defense of any  such  claim or  litigation,  shall,  except  with  the  consent  of each
Indemnified Party, consent to entry of any judgment or enter into any settlement which  does not  include  as an  unconditional  term  thereof  the giving by the claimant or plaintiff to such Indemnified  Party of a release from all liability in respect of such claim or litigation.

      6.4  If  the  indemnification  provided  for  in  Section  6.1  or  6.2 is unavailable or  insufficient  to hold harmless an Indemnified  Party,  then each
Indemnifying  Party  shall  contribute  to the  amount  paid or  payable by such
Indemnified  Party as a result  of the  expenses,  claims,  losses,  damages  or liabilities  (or  actions or  proceedings  in respect  thereof)  referred  to in
Section 6.1 or 6.2, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders of  Registrable  Securities on the other hand in connection  with  statements or omissions which resulted in such expenses, claims, losses, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things,  whether the untrue or alleged  untrue  statement  of a material  fact or the omission or alleged omission to state a material fact relates to information supplied by the
Company or the  Holders of  Registrable  Securities  and the  parties'  relative intent,  knowledge,  access to information and opportunity to correct or prevent such untrue  statement  or omission.  The Company and the Holders  agree that it would not be just and  equitable if  contributions  pursuant to this Section 6.4 were to be determined by pro rata allocation (even if all Holders of Registrable
Securities  were treated as one entity for such  purpose) or by any other method of  allocation  which  does not take  account  of the  equitable  considerations referred to in the first  sentence of this  Section  6.4.  The amount paid by an
Indemnified  Party as a result  of the  expenses,  claims,  losses,  damages  or liabilities  (or actions or proceedings in respect  thereof)  referred to in the first sentence of this Section 6.4 shall be deemed to include any legal or other expenses  reasonably  incurred  by such  Indemnified  Party in  connection  with investigating or defending any claim,  action or proceeding which is the subject of this Section 6.4. No person  guilty of fraudulent  misrepresentation  (within the  meaning of  Section  11(f) of the  Securities  Act)  shall be  entitled  to
contribution   from  any  person   who  was  not   guilty  of  such   fraudulent
misrepresentation.  The  obligations  of Holders of  Registrable  Securities  to contribute  pursuant to this Section 6.4 shall be several in  proportion  to the respective  amount  of  Registrable  Securities  sold  by  them  pursuant  to  a registration  statement,  and shall be  limited  to an  amount  equal to the net proceeds to each such Holder of  Registrable  Securities  sold  pursuant to such registration statement.

                                    ARTICLE 7
                               RULE 144 REPORTING

      With a view  to  making  available  the  benefits  of  certain  rules  and regulations of the Commission that may at any time permit the sale of securities of the Company to the public without registration, the Company agrees to use its reasonable best efforts to:

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CUSIP No. 078 107 109                   13D                  Page 61 of 68 Pages
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      7.1 Make and keep public information  regarding the Company available,  as those terms are  understood and defined in Rule 144, at all times after the date hereof; and

      7.2 File with the  Commission  in a timely  manner all  reports  and other documents required of the Company under the Securities Act and the Exchange Act.

                                    ARTICLE 8
                         TRANSFER OF REGISTRATION RIGHTS

      The rights to cause the Company to register  Registrable  Securities under
Section 2.2 of this Agreement, together with all related rights and obligations, may be assigned by a Holder to any other person; provided, however, that (A) the transferor  shall furnish to the Company  written notice of the name and address of such  transferee  or assignee and the  securities  with respect to which such registration  rights  are being  assigned  prior to such  transfer  and (B) such transferee  shall agree in writing to be subject to all applicable  restrictions set forth in this  Agreement.  In each case, such rights may only be transferred together with the underlying  Registrable  Securities in a transfer permitted by the  Securities  Act and applicable  state  securities  laws. Any such permitted transferee or assignee shall be deemed a Holder hereunder.

                                    ARTICLE 9
        LIMITATIONS ON REGISTRATION RIGHTS GRANTED TO OTHER SECURITIES

      From and after the date of this Agreement,  the Company shall not, without the prior  written  consent  of the  Holders of a  majority  of the  Registrable
Securities  then  outstanding,  enter  into any  agreement  with any  holder  or prospective  holder of any securities of the Company  providing for the grant to such holder of registration rights superior to those granted herein.

                                   ARTICLE 10
                                  MISCELLANEOUS

      10.1 GOVERNING LAW; FORUM. The laws of the State of Texas shall govern the interpretation,  validity  and  performance  of the  terms  of  this  Agreement, regardless  of the law that might be applied  under  principles  of conflicts of law.  EACH OF THE PARTIES TO THIS  AGREEMENT  CONSENTS TO SUBMIT TO THE PERSONAL
JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF TEXAS, IN ANY
ACTION OR PROCEEDING  ARISING OUT OF OR RELATING TO THIS AGREEMENT,  AGREES THAT
ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN
ANY SUCH COURT, AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING  ARISING OUT OF
OR RELATING TO THIS  AGREEMENT IN ANY OTHER  COURT.  EACH OF THE PARTIES TO THIS
AGREEMENT  AGREES  NOT TO ASSERT  IN ANY  ACTION OR  PROCEEDING  ARISING  OUT OF
RELATING TO THIS AGREEMENT THAT THE VENUE IS IMPROPER, AND WAIVES ANY DEFENSE OF
INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND
WAIVES ANY BOND,  SURETY OR OTHER  SECURITY  THAT MIGHT BE REQUIRED OF ANY OTHER
PARTY WITH RESPECT THERETO.

      10.2  SUCCESSORS  AND  ASSIGNS.  Except as  otherwise  expressly  provided herein,  the  provisions  hereof  shall  inure to the benefit of, and be binding upon,  the  successors and assigns of each of the parties hereto and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities.

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      10.3 ENTIRE  AGREEMENT.  This  Agreement  constitutes  the full and entire understanding  and  agreement  between  the  parties  with regard to the subject matter hereof.

      10.4 NOTICES.  All notices,  requests,  consents and other  communications hereunder  shall be made in writing  and shall be deemed  given (i) when made if made by hand  delivery,  (ii) one  business  day after being  deposited  with an overnight courier if made by courier guaranteeing  overnight delivery,  (iii) on the date indicated on the notice of receipt if made by first-class  mail, return receipt requested or (iv) on the date of confirmation of receipt of transmission by facsimile, addressed as follows:

      (a)   if to the Company, at

            Bell Industries, Inc.
            8888 Keystone Crossing
            Suite 1700
            Indianapolis, Indiana 46240
            Facsimile: (317) 715-6816
            Attention:  Chief Financial Officer

            with a copy to:

            Manatt, Phelps & Phillips, LLP
            11355 West Olympic Boulevard
            Los Angeles, CA 90064
            Facsimile:  (310) 914-5712
            Attention:  Mark Kelson, Esq.

      (b)   if to the Investor, in care of:

            Newcastle Partners, L.P.
            200 Crescent Court, Suite 1400
            Dallas, TX  75201
            Facsimile:  (214) 661-7475
            Attention:  Evan D. Stone, Esq.

      (c) if to a  Holder,  to the  address  reflected  on  the  records  of the
Company,  or such other  address or  addresses  as shall have been  furnished in writing by such party to the Company and to the other parties to this Agreement.

      10.5 SEVERABILITY.  The invalidity,  illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity,  legality or  enforceability of the remainder of this Agreement in

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such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction,  it being intended that all rights and obligations of the parties  hereunder shall be enforceable to the fullest extent permitted by law.

      10.6 TITLES AND SUBTITLES.  The titles of the sections and  subsections of this  Agreement  are  for  convenience  of  reference  only  and  are  not to be considered in construing this Agreement.

      10.7  COUNTERPARTS.  This  Agreement  may be  executed  in any  number  of counterparts,  each of which  shall be an  original,  but all of which  together constitute one instrument.

      10.8 AMENDMENT AND MODIFICATION.  This Agreement may be amended,  modified or  supplemented  in any respect  only by written  agreement  by the Company and
Holders representing at least a majority of the Registrable  Securities,  voting together as a single class;  provided,  that no such  amendment  shall  unfairly discriminate  against a particular  Holder  relative to the other  Holders.  Any action taken by the Holders,  as provided in this Section  10.8,  shall bind all
Holders.

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CUSIP No. 078 107 109                   13D                  Page 64 of 68 Pages
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   IN WITNESS WHEREOF, the undersigned have hereunto affixed their signatures.

                                         NEWCASTLE PARTNERS, L.P.

BELL INDUSTRIES, INC.                    BY: NEWCASTLE CAPITAL MANAGEMENT, L.P.,
                                             ITS GENERAL PARTNER

By                                       By
  ----------------------------------       ----------------------------------

Its                                      Its
   ---------------------------------        ---------------------------------

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CUSIP No. 078 107 109                   13D                  Page 65 of 68 Pages
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                                     ANNEX A
                              PLAN OF DISTRIBUTION

      We are  registering the shares offered by this prospectus on behalf of the selling shareholders.  The selling  shareholders,  which as used herein includes donees, pledgees,  transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock  received  after the date of this  prospectus  from a  selling  shareholder  as a gift,  pledge,  partnership distribution  or other  transfer,  may,  from time to time,  sell,  transfer  or otherwise  dispose of any or all of their shares of common stock or interests in shares of common  stock on any stock  exchange,  market or trading  facility  on which the shares are traded or in private  transactions.  These dispositions may be at fixed prices,  at prevailing  market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

      The selling  shareholders may use any one or more of the following methods when disposing of shares or interests therein:

         o  ordinary  brokerage  transactions  and  transactions  in  which  the broker-dealer solicits purchasers;

         o  block  trades in which the  broker-dealer  will  attempt to sell the shares as agent,  but may position and resell a portion of the block as principal to facilitate the transaction;

         o  purchases  by  a  broker-dealer  as  principal  and  resale  by  the broker-dealer for its account;

         o  an  exchange  distribution  in  accordance  with  the  rules  of the applicable exchange;

         o  privately negotiated transactions;

         o  short sales;

         o  through  the  writing or  settlement  of  options  or other  hedging transactions, whether through an options exchange or otherwise;

         o  broker-dealers  may agree with the  selling  shareholders  to sell a specified number of such shares at a stipulated price per share;

         o  a combination of any such methods of sale; and

         o  any other method permitted pursuant to applicable law.

      The  selling  shareholders  may,  from  time to  time,  pledge  or grant a security  interest  in some or all of the shares of common  stock  owned by them and,  if they  default in the  performance  of their  secured  obligations,  the pledgees or secured parties may offer and sell the shares of common stock,  from time to time,  under this  prospectus,  or under an amendment to this prospectus under  Rule  424(b)(3)  or other  applicable  provision  of the  Securities  Act amending the list of selling shareholders to include the pledgee,  transferee or other successors in interest as selling shareholders under this prospectus.  The selling  shareholders  also may  transfer  the  shares of common  stock in other circumstances,  in which case the  transferees,  pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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CUSIP No. 078 107 109                   13D                  Page 66 of 68 Pages
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      In connection with the sale of our common stock or interests therein,  the selling  shareholders may enter into hedging transactions with broker-dealers or other  financial  institutions,  which may in turn  engage in short sales of the common stock in the course of hedging the  positions  they  assume.  The selling shareholders  may also sell shares of our common  stock short and deliver  these securities  to close out their  short  positions,  or loan or pledge  the common stock to  broker-dealers  that in turn may sell these  securities.  The  selling
shareholders   may  also  enter   into   option  or  other   transactions   with
broker-dealers  or other  financial  institutions or the creation of one or more derivative  securities which require the delivery to such broker-dealer or other financial  institution of shares offered by this  prospectus,  which shares such broker-dealer  or  other  financial  institution  may  resell  pursuant  to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate  proceeds to the selling  shareholders  from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions,  if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part,  any proposed  purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      The selling shareholders also may resell all or a portion of the shares in open market  transactions  in reliance upon Rule 144 under the Securities Act of
1933,  provided that they meet the criteria and conform to the  requirements  of that rule.

      The selling  shareholders  and any  broker-dealers  that act in connection with the sale of  securities  might be deemed to be  "underwriters"  within  the meaning of Section 2(11) of the Securities Act, and any commissions  received by such  broker-dealers and any profit on the resale of the securities sold by them while  acting as  principals  might be deemed to be  underwriting  discounts  or commissions under the Securities Act.

      To the extent  required,  the shares of our common  stock to be sold,  the names of the selling  shareholders,  the respective  purchase  prices and public offering  prices,  the  names  of any  agent,  dealer  or  underwriter,  and any applicable  commissions or discounts with respect to a particular  offer will be set  forth in an  accompanying  prospectus  supplement  or,  if  appropriate,  a post-effective  amendment  to the  registration  statement  that  includes  this prospectus.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these  jurisdictions  only through registered or licensed  brokers or dealers.  In addition,  in some states the common stock may not be sold unless it has been  registered or qualified for sale or an exemption from  registration  or  qualification  requirements is available and is complied with.

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CUSIP No. 078 107 109                   13D                  Page 67 of 68 Pages
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      We have advised the selling shareholders that the anti-manipulation  rules of  Regulation  M under  the  Exchange  Act may  apply to sales of shares in the market and to the activities of the selling  shareholders and their  affiliates.
In addition,  we will make copies of this  prospectus (as it may be supplemented or amended  from time to time)  available  to the selling  shareholders  for the purpose of satisfying the  prospectus  delivery  requirements  of the Securities
Act. The selling  shareholders may indemnify any broker-dealer that participates in transactions  involving the sale of the shares against  certain  liabilities, including liabilities arising under the Securities Act.

      We have agreed to indemnify the selling  shareholders against liabilities, including  liabilities  under  the  Securities  Act and state  securities  laws, relating to the registration of the shares offered by this prospectus.

      We have  agreed  with the selling  shareholders  to keep the  registration statement that includes this  prospectus  effective until the earlier of (1) two years  following the effective date of the  registration  statement and (2) such time as all shares of common  stock  covered by this  prospectus  have been sold pursuant to this  prospectus;  provided that the  limitation set forth in clause
(1) shall not apply in the case of any shelf registration.

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CUSIP No. 078 107 109                   13D                  Page 68 of 68 Pages
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                                                                       Exhibit 5

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  February 5, 2007
(including  amendments  thereto)  with  respect to the shares of Common Stock of
Bell  Industries,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 5, 2007
                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                          Clinton J. Coleman